FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

As of 5/6/2008

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium’s 2007 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Raúl Darderes
Name:	Raúl Darderes
Title:	Secretary to the Board of Directors

Dated: May 6, 2008

May 6, 2008

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A., société anonyme holding (the “Company”), to be held on Wednesday, June 4, 2008, at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg. The Meeting will begin promptly at 2:30 p.m., local time.

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will have the chance to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2007 annual report (which includes the Company’s consolidated financial statements for the year ended December 31, 2007, and the Company’s annual accounts as at December 31, 2007, together with the board of directors’ and the independent auditors’ reports thereon), are available free of charge at the Company’s registered office in Luxembourg and on our website at http://www.ternium.com/en/investor/. They may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (the latter number is toll free if you call from the United States).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the meeting. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or your broker/custodian, for instructions on how to exercise your vote by proxy.

Yours sincerely,

Paolo Rocca
Chairman

THE BANK OF NEW YORK MELLON

101 Barclay Street

New York, NY 10286

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”) for Shares of Common Stock, US$1 Nominal Value (“Common Stock”), of Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on June 4, 2008, at 2:30 p.m. (Central European Time). The meeting will take place at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, are available on the Company’s website at http://www.ternium.com/en/investor/.

The enclosed dedicated proxy form is provided to allow the shares represented by your ADRs to be voted at the meeting. The Notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2007 annual report (which includes the Company’s consolidated financial statements for the year ended December 31, 2007 and the Company’s annual accounts as at December 31, 2007, together with the Board of Directors and independent auditors reports thereon), are available on the Company’s website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1-888-269-2377 (the latter number is toll free if you call from the United States). They are also available free of charge at the Company’s registered office in Luxembourg.

Each holder of ADRs as of April 29, 2008 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Eligible ADR holders who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on May 30, 2008, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York time, on May 30, 2008, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of shares underlying such ADRs to vote that amount of shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York time, on May 30, 2008. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 29, 2008, until May 30, 2008.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON MAY 30, 2008.

THE BANK OF NEW YORK MELLON

Depositary

May 6, 2008

New York, New York

TERNIUM S.A.

Société Anonyme Holding

46A, Avenue John F. Kennedy

L-1855, Luxembourg

RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders

to be held on June 4, 2008 at 2:30 p.m. C.E.T.

Notice is hereby given to holders of shares of TERNIUM S.A., société anonyme holding (the “Company”), that the Annual General Meeting of Shareholders of the Company will be held on June 4, 2008, at 2:30 p.m. (Central European Time). The meeting will be held at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. The items listed below will be submitted to the vote of the shareholders.

Agenda

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2007.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2007.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2007.

5.	Election of the Board of Directors’ members.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

7.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

8.	Board of Directors’ compensation.

9.	Appointment of the independent auditors and approval of their fees.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

Procedures for attending the meeting

Any shareholder who holds one or more share(s) of the Company on May 30, 2008 (the “Record Date”) shall be admitted to the Annual General Meeting of Shareholders of the Company. Holders of shares as of the Record Date may also vote by proxy.

Those shareholders who have sold their shares between the Record Date and the date of the Annual General Meeting of Shareholders must not attend or be represented at such meeting. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 29, 2008 are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on May 30, 2008.

The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meeting, and further details on voting procedures) and the forms furnished by the Company in connection with the meeting, may be obtained from the Company’s registered office located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, between 10:00 a.m. and 5:00 p.m. (local time).

Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2007 annual report (which includes the Company’s consolidated financial statements for the year ended December 31, 2007, and the Company’s annual accounts as at December 31, 2007, together with the board of directors’ and the independent auditors’ reports thereon) are available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (the latter number is toll free if you call from the United States). These documents are also available free of charge at the Company’s registered office in Luxembourg.

Raúl H. Darderes

Secretary to the Board of Directors

May 6, 2008

Luxembourg

TERNIUM S.A.

Société Anonyme Holding

46A, Avenue John F. Kennedy

L-1855, Luxembourg

RCS Luxembourg B 98 668

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

Annual General Meeting of Shareholders

to be held on June 4, 2008 at 2:30 p.m. C.E.T.

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A., société anonyme holding (the “Company”), in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on June 4, 2008, starting at 2:30 p.m., Central European Time, for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”), at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg.

As of April 29, 2008, there were issued and outstanding 2,004,743,442 shares of common stock, US$1 nominal value each, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). Each holder of shares of Common Stock is entitled to one vote per share.

Any holder of one or more share(s) of Common Stock as of May 30, 2008 shall be admitted to the Meeting. Holders of shares as of May 30, 2008 may also vote by proxy.

Each holder of ADRs as of April 29, 2008 is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Elegible holders of ADRs who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on May 30, 2008. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on May 30, 2008, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on May 30, 2008, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of shares underlying such ADRs to vote that amount of shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on May 30, 2008. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time. In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 29, 2008 until May 30, 2008.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank.

Holders of ADRs traded in the New York stock exchange need not have their ADRs blocked for trading.

The meeting will appoint a chairperson pro tempore to preside over the meeting. The chairperson pro tempore will have broad authority to conduct the meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

The meeting is called to address and vote on the following agenda:

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2007

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2007, after due consideration of the reports from each of the Board of Directors and the independent auditor on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2007 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2007 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (the latter number is toll free if you call from the United States). Copies of the Company’s 2007 annual report are also available free of charge at the Company’s registered office in Luxembourg.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2007

The Board of Directors recommends a vote FOR approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2007, after due consideration of the report from each of the Board of Directors and the independent auditor on such unconsolidated annual accounts. These documents are included in the Company’s 2007 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (888) 269 2377 (the latter number is toll free if you call from the United States). Copies of the Company’s 2007 annual report are also available free of charge at the Company’s registered office in Luxembourg.

3.	Allocation of results and approval of dividend payment

The Board of Directors recommends a vote FOR approval of a dividend payable in U.S. dollars on June 12, 2008 in the amount of US$ 0.05 per share of Common Stock currently issued and outstanding on June 9, 2008. Accordingly, if this dividend proposal is approved, the Company will make a dividend payment on June 12, 2008 in the amount of US$ 0.05 per share of Common Stock currently issued and outstanding on June 9, 2008 and US$ 0.50 per ADR currently issued and outstanding on June 9, 2008. The aggregate amount of US$ 100,237,172.10 to be distributed as dividends on June 12, 2008 is to be paid from the Company’s distributable reserve account. The profits of the year ended December 31, 2007 of US$ 731,983,510 will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors determine or amend, in its discretion, the terms and conditions of the dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2007

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts as at December 31, 2007, the members of the Board of Directors be discharged from any liability in connection with the management of the Company’s affairs during such year.

5.	Election of the Board of Directors’ members

The Company’s Articles of Association provide for the annual election by the holders of shares of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, effective on February 1, 2006, the Company is required to have an audit committee comprised solely of directors who are independent.

The present Board of Directors of the Company consists of eleven Directors. Three members of the Board of Directors (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law.

It is proposed that (i) Messrs Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board of Directors and (ii) Messrs Wilson Nélio Brumer and Marco Antônio Soares da Cunha Castello Branco be appointed as members of the Board of Directors.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo Aguirre*. Mr. Aguirre has served on the Company’s board of directors since January 12, 2006. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committe of Siderar S.A.I.C. (“Siderar”). Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations—Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 59, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. Mr. Bonatti, grandson of Agostino Rocca and first cousin of the Company’s chairman, Paolo Rocca, has been involved in Techint Group businesses, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as a deputy resident engineer in Venezuela. In 1984, he became a member of the board of directors of San Faustín N.V. (“San Faustín”), the Company’s controlling shareholder, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. (“Tecpetrol”), an oil producer, and is a member of the board of directors of Siderca S.A.I.C. (“Siderca”), Siderar and Tenaris S.A. (“Tenaris”). Mr. Bonatti, aged 58, is an Italian citizen.

3) Mr. Wilson Nélio Brumer. Mr. Brumer is chairman of the board of directors of Usinas Siderurgicas de Minas Gerais S/A – USIMINAS (“Usiminas”), a position to which he was appointed on April 29, 2008. He was Secretary of State Economic Development in the State of Minas Gerais, Brazil. He also served as Chairman and Vice-Chairman of the Board of Directors of Companhia Vale Do Rio Doce, Chairman of the Board of Directors of BHP Billiton in Brazil, a President of Acesita S.A. Throughout his career, Mr. Brumer served as member of the Board of Directors of several Brazilian companies and entities related to the steel industry, Mr. Brumer, aged 59, is a Brazilian citizen.

4) Mr. Marco Antônio Soares da Cunha Castello Branco. Mr. Castello Branco currently serves as President-CEO of Usiminas, a position to which he was appointed on April 29, 2008. He has held several positions within Mannesman

(now Vallourec & Mannesmann Tubes) including Commercial Director and Chairman of the Board of Directors, Mr. Castello Branco, aged 47, is a Brazilian citizen.

5) Mr. Carlos Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint Group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris or its subsidiaries and other Techint Group companies, including as chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”) and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 57, is an Argentine citizen.

6) Mr. Pedro Pablo Kuczynski*. Mr. Kuczynski has served as a member of the Company’s Board of Directors since June 7, 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski, aged 69, is a U.S. and Peruvian national.

7) Mr. Adrian Lajous*. Mr. Lajous has served as a director of the Company since January 12, 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 64, is a Mexican citizen.

8) Mr. Bruno Marchettini. Mr. Marchettini has served on the Company’s Board of Directors since January 12, 2006. Mr. Marchettini is senior advisor in technological matters for the Techint Group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin and Tenaris. Mr. Marchettini, aged 66, is an Italian citizen.

9) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since January 12, 2006. Mr. Rocca, a grandson of Agostino Rocca and brother of the Company’s chairman, Mr. Paolo Rocca, is the chairman of the board of directors of San Faustín, a member of the board of directors of Tamsa and Tenaris, the president of the Humanitas Group, and the president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and of Tenova S.p.A. In addition, he is a member of the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is the vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 60, is an Italian citizen.

10) Mr. Paolo Rocca. Mr. Rocca has served as the chairman of the Company’s Board of Directors since 2005. Mr. Rocca, a grandson of Agostino Rocca, has served as our chairman since 2005. He is also chairman and chief executive officer of Tenaris, chairman of the board of directors of Tamsa and the vice president of Confab Industrial S.A. In addition, he is a member of the board of directors and vice president of San Faustín and a member of the board of directors of Techint Financial Corporation N.V. Mr. Rocca is a vice chairman of the International Iron and Steel Institute and a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca, aged 55, is an Italian citizen.

11) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil, aged 55, is an Argentine citizen.

*	Independent directors

Each elected director will hold office until the next Annual General Meeting of Shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 3, 2009.

The Board of Directors of the Company met eight times during 2007. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board of Directors of the Company be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

7.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors of the Company (the “Board”) to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

8.	Board of Directors´ compensation

It is proposed that each of the Board of Directors’ members in office receive an amount of US$ 70,000 as compensation for their services during the current fiscal year. It is further proposed that the Chairman of the Board of Directors receive an additional fee of US$ 180,000, the Chairman of the Audit Committee receive an additional fee of US$ 10,000 and that each of the members of the Board of Directors who are members of such Committee receive an additional fee of US$ 50,000.

9.	Appointment of the independent auditors and approval of their fees

Based on the recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2008, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2008 accounts.

In addition, the Board of Directors recommends a vote FOR approval of an amount up to US$ 3,531,178 payable to the independent auditors as fees for services to be rendered during the fiscal year ending December 31, 2008, such fees to cover the audit of the Company and its subsidiaries, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services and other services rendered by the independent auditors. The Board also recommends that the Audit Committee of the Board of Directors be authorized to increase the independent auditors’ fees whenever it would conclude that circumstances would merit any such change.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 3, 2009. A holder of shares who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg not later than 4:00 P.M. (local time) on February 20, 2009, in order for such proposal to be considered for inclusion on the agenda for the 2009 Annual General Meeting of Shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting to respond to questions.

Raúl H. Darderes

Secretary to the Board of Directors

Ternium

Annual Report 2007

Contents Annual Report Ternium 2007

Company Profile & Strategy

Operating and Financial Highlights

Subsequent Events

Chairman’s Letter

Business Review

Corporate Governance

Board of Directors and Executive Officers

Corporate Information / Investor Information

Financial Statements and MD&A

Company Profile & Strategy

Ternium is one of the leading steel companies in Latin America. We manufacture and process a broad spectrum of value-added steel products, including tinplate, galvanized and electro-galvanized sheets, pre-painted sheets, welded pipes, and hot rolled and cold rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products such as bars and wire rod.

Our customers range from large global companies to small enterprises operating in the construction, home appliances, capital goods, container, food and automotive industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

With a deeply engrained industrial culture, Ternium supports its operations with, 21,600 employees. Our manufacturing facilities, with annual production capacity of approximately 12 million tons of finished steel products, are located in Mexico, Venezuela, Argentina, the southern U.S. and Guatemala, providing us with a strong position from which to serve our core markets.

We are the supplier of choice in some of the most dynamic steel markets in the Americas. Our proximity to some of the region’s main steel consuming markets, favorable access to energy and iron ore sources and high level of vertical integration, enable us to develop profitable capital expenditure programs in the steel value chain, from the development of iron ore mines to the launch of new products and services, to expand our presence in attractive steel market segments in the Americas.

We operate with a broad and long-term perspective. We voluntarily take steps to improve the quality of life for our employees and their families as well as for the local communities and society at large.

For a description of the recent events in Venezuela relating to the Sidor nationalization process, see “Subsequent Events-Sidor Nationalization Process” below.

Operating and Financial Highlights

The financial and operational information contained in this annual report is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

	2007	2006
SALES VOLUME (thousand tons)
Flat products	8,143.9	6,861.3
Long products	2,385.9	2,173.7
Total flat and long products	10,529.7	9,035.0

FINANCIAL INDICATORS (US$ millions)
Net sales	8,184.4	6,565.6
Operating income	1,586.4	1,636.6
EBITDA (1)	2,152.3	2,074.3
Income before income tax expense	1,153.0	1,258.3
Net income attributable to:
Equity holders of the Company	784.5	795.4
Minority interest	216.7	200.5

Net income for the year	1,001.2	996.0
Free cash flow (2)	1,127.9	839.2
Capital expenditures	436.3	405.8

BALANCE SHEET (US$ millions)
Total assets	13,767.3	8,770.5
Total financial debt	4,084.9	1,057.1
Net financial debt	2,893.6	413.7
Total liabilities	7,400.4	3,283.4
Capital and reserves attributable to the company's equity holders	4,452.7	3,757.6
Minority interest	1,914.2	1,729.6

STOCK DATA (US$ per share / ADS)
Basic earnings per share	0.39	0.41
Basic earnings per ADS (3)	3.91	4.11
Weighted average number of shares outstanding (4)	2,004,743.4	1,936,833.1
(thousand shares)

HEADCOUNT (5)	23,645	18,257

(1)

EBITDA equals operating income of US$1.6 billion plus depreciation and amortization of US$565.8 million in 2007, and operating income of US$1.6 billion plus depreciation and amortization of US$424.5 million and other non cash items of US$13.3 million in 2006.

(2)	Free cash flow equals net cash provided by operating activities of US$1.6 billion and US$1.2 billion less capital expenditures of US$436.3 million and US$405.8 million in 2007 and 2006, respectively.
(3)	Each ADS represents 10 shares of Ternium common stock.
(4)	Shares outstanding were 2,004,743,442 as of December 31, 2007 and 2,004,743,442 as of December 31, 2006.
(5)	Headcount does not include third party services. Headcount increased during 2007 as a result of the acquisition of Grupo Imsa.

Subsequent Events

Sale of non-core U.S. assets

On February 1, 2008, Ternium completed the sale of its interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of US$726 million. Ternium used the proceeds of the sale to prepay financial debt.

Ternium sold these assets, which had been acquired as part of the Grupo Imsa transaction in July 2007, after determining that they were not a strategic fit with our production system. However, Ternium continues to own Steelscape’s Shreveport, LA plant, which is already integrated into our operations, and the pre-engineered metal buildings and insulated steel panels businesses in Mexico.

Sidor Nationalization Process

On March 31, 2008, Ternium controlled approximately 59.7% of Sidor, while CVG Corporación Venezolana de Guayana (a company owned by the Venezuelan government) held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor on April 16, 2008, Ternium, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the labor union and class B employee shareholders. This committee is charged with overseeing Sidor’s operations during the transition period until the nationalization is completed, acting in coordination with Sidor’s board of directors.

On April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorizes the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

The discussions among representatives of Ternium and the Venezuelan government regarding adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to the government began with the formation of a negotiating committee and are presently under way. The date on which control over Sidor would be transferred to the government is uncertain at this time.

The impact of the potential government actions with respect to Sidor on Ternium’s financial position is not determinable at this time.

Ternium continues to preserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor.

Chairman’s Letter

Dear Shareholder,

2007 was a busy year for Ternium. Through the acquisition of Imsa, we consolidated our position in the Mexican market for flat products and increased our capacity to serve markets with higher value processed products. Our shipments of finished steel products continued to grow, reaching 10.5 million tons for the year and consolidating our position as the leading Latin American producer of finished steel products. We are investing extensively in our industrial system and have embarked on a major steel slab capacity expansion project in our San Nicolas plant.

In August, we successfully acquired Imsa, whose operations, like those of the former Hylsamex, are based in Monterrey. These two companies shared a strong focus on industrial excellence and on serving the customer, values which are at the core of Ternium’s identity. The former operations of Imsa have been rapidly integrated into Ternium and we sold those considered outside our prime area of focus in February 2008 to BlueScope Steel.

All Ternium’s operations in Mexico now operate under the single Ternium brand and our position in Mexico and the southern USA has been reinforced by Imsa’s extensive processing and distribution network and the clear customer focus of its human resources. Today, Ternium serves 45% of the market for finished flat steel products in Mexico and North America accounts for close to 50% of Ternium’s sales.

In April 2008, the Venezuelan government notified us of their decision to renationalize Sidor, our operation in Venezuela, in the midst of a labor dispute with the local steel workers union. Over the past 10 years we have worked hard to transform Sidor into an efficient, productive steel complex, which currently has an annual capacity of 5 million tons of crude steel. We are negotiating with the government to realize an adequate compensation for the value of our participation and the terms on which we will hand over the operation. The loss of Sidor represents a setback for Ternium in the short term but will not deflect us from our long-term goal of being the leading steel producer in Latin America.

Our markets in South and Central America continued to grow strongly in 2007 and have solid growth prospects for the coming years. Our sales in the region increased 23% in 2007 with shipments up 10%. In North America, the U.S. economic slowdown and inventory adjustments impacted demand less in Mexico than the rest of the region in 2007.

In a market environment characterized by higher volatility, with sharp rises in raw material costs, Ternium continues to invest to strengthen the competitiveness of its industrial system. In addition to our expansion project in Argentina, which will increase our crude steel capacity by 1.2 million tons, we are investing to increase production capacity at our iron ore mines in Mexico and at our hot and cold rolling mills. These investments, which will result in an increased capital expenditure budget for the next two to three years, will help to reduce costs consolidating one of Ternium’s core competitive strengths. We will also be looking at investment opportunities to offset in whole or in part the loss of Sidor.

We continue to work closely with our small and medium enterprise customers to improve their competitiveness in a world where competition is increasingly global. In Argentina, we are helping customers to obtain finance and develop export markets and in Mexico, we are participating in federal government programs to strengthen the competitiveness of Mexican industrial production.

We remain committed to the sustainable development of the communities where we have our roots and are active participants in the definition of industry best practices for protecting the environment under the auspices of the International Iron and Steel Institute. In 2007, we installed new air emission control equipment at our sinter facilities in Argentina and new bag houses to control dust emissions at our steel shops in Argentina and Venezuela.

Our results remained stable compared to 2006. Sales grew by 25% to US$8.2 billion for the year, but operating income and net income remained flat at US$1.6 billion and US$1.0 billion respectively. This reflected the current high costs of purchasing slabs to meet demand for our finished products and a less favorable cost environment for our operations in Argentina and Venezuela. Earnings per ADS were US$3.91.

With the increase in our debt level following the Imsa acquisition, and considering our increased capital expenditure program over the next two to three years, as well as the opportunities for further growth and consolidation of our competitive position that may arise in the current market environment, we propose to maintain the dividend for the year at US$0.50 per ADS. This would be distributed to shareholders in June if approved at the annual shareholders’ meeting.

Ternium has evolved rapidly over the past three years and our human resources have been at the forefront of our success. I would like to thank our employees for their efforts in another demanding year. I would also like to welcome our new colleagues from Imsa and to thank our customers, suppliers and shareholders for their continued support and confidence in our company.

Sincerely,

Paolo Rocca

Chairman of the Board of Directors

May 5, 2008

Business Review

North America Region

Ternium is the leading supplier of flat and long steel products to the Mexican market and, through the North American Free Trade Agreement (NAFTA), has preferential access to the U.S. and Canadian markets. Among the main steel markets in the Americas, Mexico is one of the largest and one in which imports account for a significant share of the market. Ternium views Mexico as offering attractive opportunities for sales growth.

Ternium believes it can leverage its competitive advantage of being a local producer in Mexico to achieve its objectives in the country. Ternium’s local producer status provides it with many competitive advantages, including low freight costs associated with finished product deliveries, direct contact and the ability to offer value added services to end-user customers. Such advantages are further enhanced by Ternium’s comprehensive downstream integration, which enables Ternium to offer value added steel cost effectively.

The economies in the North America Region slowed down in 2007. The Mexican economy showed less dynamism in consumption and lower investment activity compared to 2006, though it picked up during the year. GDP increased 3% year-over-year in 2007. The U.S. economy was affected by a decrease in residential construction and the instability in financial markets during the second half of the year.

While apparent steel use in Mexico decreased 1% year-over-year in 2007 to approximately 17.8 million tons, apparent steel usage in the entire North America Region decreased 9% during the year, due to lower steel consumption rates in the U.S. and Canada, coupled with a destocking process that took place throughout the year. The year-over-year decrease in apparent steel use in 2007 for the NAFTA region was offset, to a large extent, by a decrease in steel imports compared to 2006 levels.

*	Source: IISI.

Steel consuming sectors in Mexico such as construction and the automotive industry grew in 2007, although at lower rates than in 2006. In the U.S., on the other hand, activity softened in 2007, particularly in the construction, automotive and home appliance sectors, compared to the previous year.

The outlook for 2008 in the North America Region is mixed. GDP growth is expected to be lower compared to 2007. Activity in steel consuming sectors is expected to decrease in the U.S. compared to 2007, though apparent steel use is expected to remain relatively unchanged due to the end of the inventory correction that occurred during 2007. In Mexico, the main steel-consuming sectors and apparent steel use are expected to grow in 2008.

Grupo Imsa integration

On July 26, 2007, Ternium obtained full control of Grupo Imsa, a steel processor with operations in Mexico, the U.S. and Guatemala. On February 1, 2008, Grupo Imsa sold several manufacturing assets in the U.S. that were not a strategic fit with Ternium’s production system.

Following the sale of the non-strategic assets, Grupo Imsa’s facilities are mostly located in Mexico and have an annual steel processing capacity of approximately 2.3 million tons of hot rolled coils, 1.5 million tons of cold rolled products, 1.3 million tons of coated products and 0.5 million tons of pre-painted steel. The transaction involved a total

*	Source: IISI.

equity consideration of US$1.7 billion, plus the assumption of US$1.4 billion of Grupo Imsa’s net debt. Ternium reduced Grupo Imsa’s net debt by US$0.7 billion using the proceeds of the sale of Grupo Imsa’s non-core U.S. assets on February 1, 2008.

With the completion of this transaction, Ternium significantly expanded its business in North America, a region that now accounts for approximately half of its net sales, and broadened its presence in Mexico, which is one of the largest flat steel markets in the Americas. As of the end of the first quarter 2008, Ternium had approximately 10,600 employees in the North America Region, out of a total of 21,600 employees. Revenues in the North America Region in 2007 accounted for approximately 42% of Ternium’s total revenues.

Integration of Ternium’s Mexican Operations

Ternium moved promptly to integrate Grupo Imsa into its industrial and supply-chain systems in order to achieve the planned synergies beginning in 2008. In this regard, by August 7, 2007, Ternium’s Mexican operations, comprising Grupo Imsa’s and Hylsamex’s assets in the country, began to operate under one new functional structure. Most of the assets of Grupo Imsa and Hylsamex are expected to be consolidated into a single legal entity –Ternium Mexico– during 2008.

Integration initiatives were launched during the third quarter of 2007. These initiatives included:

•	Specialization of mills, which allows for larger runs and greater efficiencies from dedicated mills;

•	Consolidation of procurement and logistics, resulting in better purchasing terms and higher efficiencies arising from the supply chain management system;

•	Restructuring of the management team, which reduced headcount and related expenses; and

•	Consolidation of marketing activities, which have resulted in a more cohesive marketing effort and a better use of the Company’s distribution channels.

During 2007, Ternium completed its efforts to improve layout and product flow, as well as to increase free land availability at its facilities in Monterrey. Activities included the scrapping of certain facilities and the integration of new acquired land, as well as the construction of new warehouses. The new configuration is the result of the reassessment of Ternium Mexico’s operation and flow related to the consolidation of Grupo Imsa’s assets into Ternium’s value chain.

Ternium also initiated a project designed to expand its thin slab casting production capacity. The investment, which is expected to be concluded during 2008, is aimed at streamlining the facility and is expected to expand annual steel production capacity by approximately 85,000 tons to a total of 1.9 million tons.

Ternium completed the revamping of one of its hot strip mills in Monterrey, which included the commissioning of a new slab heating furnace. The investment has increased the facility’s annual processing capacity by approximately 350,000 tons of hot rolled coils. Additionally, it has improved the quality of its production and the reliability of its operation. In 2007, the Company also began revamping another hot strip mill in Monterrey, which is expected to be completed during 2008. This project will allow Ternium to increase the annual processing capacity of the line by approximately 280,000 tons. As a result of these projects, Ternium Mexico’s annual hot rolled coil processing capacity is expected to increase to approximately 5.4 million as of year-end 2008.

Ternium also launched in 2007 a revamping project aimed at enhancing one four-strand cold rolled mill into a continuous roller. Upon completion of the project (expected to happen in the first half of 2009), Ternium Mexico’s annual cold rolled coils processing capacity is expected to expand by approximately 350,000 tons to a total of 2.6 million tons.

During 2007, Ternium also completed the expansion and revamping of its galvanizing lines in Monterrey; added cutting facilities in its service centers in Churubusco, Apodaca and San Luis Potosi, Mexico; and commissioned a new facility in Shreveport, U.S., which includes galvanizing, pre-painting and cutting facilities. As a result, Ternium’s North American annual processing capacity increased to 1.8 million tons of galvanized, 0.8 million tons of pre-painted and 3.8 million tons of service center’s customized products, as of year end 2007.

The impact, if any, of the nationalization of Sidor in our North American operations is not presently determinable. For a description of the recent events in Venezuela relating to the Sidor nationalization process, see “Subsequent Events-Sidor Nationalization Process” above.

South and Central America Region

In 2007, Ternium was the leading supplier of flat steel products to Argentina, Venezuela, Colombia, Peru, Ecuador, Chile, Paraguay and Uruguay. The Company benefited from the steady growth of the per capita steel consumption in these economies, which still is substantially lower than that of developed economies. The economies of South and Central America continued to enjoy strong growth, characterized by good prices for commodities, healthy public finances and moderate interest rates. The main regional economies showed robust growth for the fifth year in a row and a good performance in their construction and industrial sectors.

Finished steel demand continued to grow in Ternium’s markets in the region. Apparent steel use in South and Central America (ex Brazil) is estimated to have grown 9% year-over-year in 2007, with advances in every major market.

*	Source: IISI.

The construction, automotive and capital equipment sectors had another positive year in 2007. In Argentina, the construction sector grew 6% year-over-year in 2007, while the automotive sector achieved record high production levels and a 13% year-over-year growth in the same year. Construction activity in Venezuela grew for the fourth year in a row in 2007, by 10% compared to 2006.

Demand for steel products in Argentina continued at healthy levels in 2007. The country’s economy performed well in 2007, exhibiting GDP growth of 9% year-over-year, mainly driven by solid growth in domestic demand. Flat steel use grew 14% to about 2.6 million tons in 2007, supported by increased consumption in the construction and industrial sectors.

Steel demand in Venezuela continued to be strong in 2007. The country’s economic performance during the year, which exhibited GDP growth of 8%, was aided by strong government spending, which grew 3% in real terms in 2007 on top of a 32% expansion in the previous year. The Venezuelan steel market grew 12% year-over-year in 2007 to about 3.6 million tons of apparent steel use, supported by the expansion of the construction sector. Activity in the country’s oil industry was softer in 2007 than it was in 2006. In spite of this, Ternium maintained strong shipment levels to the Venezuela’s oil industry due to the development of natural gas projects. The Colombian steel market maintained its positive performance of previous years in 2007, with apparent steel use at about 3.1 million tons, an increase of 14% year-over-year, which resulted mainly from strong activity in the construction sector. In Peru, apparent steel use grew to approximately 1.8 million tons in 2007, an increase of 22% year-over-year. The country’s economy continued to show one of the highest growth rates in the region, particularly in the construction sector.

Steel demand also was strong in Chile, Bolivia, Paraguay and Uruguay. The economies of

*	Source: IISI.

these countries performed well in 2007, recording GDP growth rates of between 4% and 6% year-over-year. Ternium’s steel product shipments to these markets were higher as a result of the increased economic activity. This was particularly true in Paraguay and Bolivia where Ternium’s shipments grew 45% and 39%, respectively, year-over-year in 2007.

The outlook for the South and Central America Region in 2008 is mixed following the announcement of the Venezuelan government’s decision to nationalize Sidor. The economies of the region should continue to enjoy a strong environment for commodities and relatively stable financial conditions. GDP performance is expected to be lower compared to 2007, as the main economies continue to adhere to their longer-term growth trends. In this context apparent steel use is expected to post another year of growth in the region, although the current instability in international financial markets and the slowdown in the U.S. economy may affect the region’s steel market to an extent that is not yet certain. However, Ternium’s shipments to South & Central America are expected to decrease significantly upon completion of the Sidor nationalization. For a description of the recent events in Venezuela relating to the Sidor nationalization process, see “Subsequent Events-Sidor Nationalization Process” above.

During 2007, Ternium continued developing its capital expenditures program in Venezuela. First, it commissioned a new ladle furnace at its facilities in Puerto Ordaz, Venezuela, to streamline production processes in its flat steel shop there. The investment was expected to be supplemented with improvement projects in the mill’s loading system and in the slabs shipping area during 2008. In addition, Ternium launched the revamping of one direct reduced iron (DRI) production facility in Puerto Ordaz, Venezuela, with the objective of increasing annual production capacity by 400,000 tons to a total of 800,000 tons.

Ternium also made significant capital expenditures in Argentina. For example, the Company commissioned a new coke battery in San Nicolás, Argentina, which resulted in an increase in annual coke production capacity of 200,000 tons to a total of 1.3 million tons. The higher availability of internally produced coke will allow Ternium to reduce its overall cost of steel production. Additionally, the Company launched the revamping of two coke batteries in operation, with the goal of improving performance and reducing gas emissions.

In addition, in January 2007, the Company re-started a blast furnace in San Nicolás, Argentina, following a relining that took 95 days to complete. The project is expected to allow continuous operation of the mill for a new 12- to 15-year production campaign. Additionally, Ternium prepared for the planned relining of its other blast furnace, which should be blown down during the fourth quarter of 2008 for a period of approximately 90 days. The investment associated with the relining of the second blast furnace is part of the Company’s plan to increase its annual steelmaking capacity in Argentina by 1.2 million tons to a total of 4.0 million tons in 2010.

Ternium also completed the revamping of its hot strip mill in San Nicolás, Argentina, in January 2007, which included the commissioning of a new slab heating furnace. During 2007, Ternium launched a new project in the hot strip mill aimed at further expanding its production capacity. The addition of a new coiler, to be commissioned during 2009, is expected to increase Ternium’s annual hot rolled coil processing capacity by a further 100,000 tons to a total of 2.9 million tons.

Finally, Ternium initiated a project for a new ladle furnace and slab continuous casting facility for the steel shop in Argentina. The new facilities, which are central to the 1.2 million tons slabs expansion plan, are expected to be completed by early 2010. The higher availability of slabs is expected to lead to a reduction in Ternium’s overall cost of finished steel production.

Iron Ore Mining

In 2006, Ternium created its Office of Mining Development to oversee the existing production activities in iron ore mining and the development of new projects in Mexico. Its main objective is to secure the supply of iron ore for Ternium’s facilities in Mexico for at least a 20-year operating period. Surplus production of iron ore is commercialized to hedge the iron ore procurement requirements of Ternium’s facilities in Argentina and Venezuela.

The Office of Mining Development operates two production areas responsible for the extraction, processing and production of iron ore. It also oversees an area responsible for geological studies, exploration of new reserves, as well the development of new projects and expansion programs and an area responsible for community relations initiatives for promoting and maintaining close relations with communities in mining zones.

Current facilities are organized under two operating companies: Las Encinas (LESA), which is 100% owned by Ternium; and Peña Colorada, which is 50% owned by Ternium and 50% owned by Arcelor Mittal.

The Office of Mining Development has approximately 1,300 direct employees and a combined production capacity of 5.9 million tons per year of pellets, 0.4 million tons per year of concentrate and 0.4 million tons per year of fines. Of these totals, Arcelor Mittal is entitled to receive up to 2.0 million tons per year of pellets and 0.2 million tons per year of concentrate.

LESA

LESA has a pellets plant located in the community of Alzada in the Colima state of Mexico, with a production capacity of 1.9 million tons per year. In addition to the production of pellets, approximately 0.4 million tons per year of hematite iron ore is produced as fines for export.

The Company has three mines in operation in Mexico: Cerro Nahuatl, located in Colima; Aquila, located in nearby Michoacan and El Encino, located in nearby Jalisco and currently in stand-by mode. Management estimates that these mines, together with Colomera, located in Michoacan, and Sierra del Alo, located in Jalisco, have proven reserves of 51 million tons of concentrate equivalent, or 22 plus years of operation at current production rates.

Additionally, probable and potential reserves are estimated to be approximately 30 million tons in Sierra del Alo; 20 million tons in Aquila-Colomera; 50 million tons at a new mining concession in La Vainilla-La Aguja in the Aquila-Colomera region; 165 million tons in Guayabera and San Martin, Michoacan; and 100 million tons in San Jorge-San Quintin, in northern Baja California.

During 2007, LESA’s mining concession area was doubled. Of note was the new 56,000 acres concession in the Aquila-Colomera region, which is located in an area that is close to other Ternium mines. This proximity will facilitate the mine’s integration with the Company’s existing operations. LESA began exploration in this new concession area in early 2008.

Peña Colorada

Ternium has a two-line pellets plant in Manzanillo port in Colima, with a combined production capacity of 4.4 million tons per year of pellet and concentrate. The pellets plant is fed from a mine in the Minatitlan municipality located in Colima. Management estimates that the mine has proven reserves of 94 million tons of concentrate equivalent, or 21 plus years of operation at current production rates. Additionally, probable and potential reserves are estimated to be approximately 48 million tons in Minatitlan and 44 million tons in Arrayanes.

Probable and potential reserves of LESA’s and Peña Colorada’s current concessions, if proven, could permit the development of new mining projects to increase iron ore production. Extensive exploration projects began in 2008. These involve more than 50,000 meters of drilling to continue the quantification of proven and probable reserves.

Support Program for Small- and Medium-Sized Enterprises

Ternium sponsors a small- and medium-sized enterprise (SME) support program called “Pro-pymes.” The program, created by the Techint group of companies, is focused on helping SMEs in the steel industry’s value chain to grow. First launched in Argentina in 2002, in 2007 Pro-pymes assisted more than 700 SMEs in Mexico, Venezuela and Argentina.

Customers and suppliers are invited to join the program, provided they meet certain qualifications, including specific management skills and growth potential. Suppliers who join the program have the opportunity to become suppliers to participating companies worldwide. The ultimate goal of the program is to enhance SMEs’ competitiveness and to stimulate investments in the value chain.

In 2007, Ternium organized its participation in Pro-pymes into three departments, each responsible for the program’s execution in Mexico, Venezuela and Argentina. Each department operated under local management supervision and was centrally coordinated by a Pro-pyme program director responsible for Ternium’s and the other participating companies’ initiatives in the three countries.

One of the pillars of the program is industrial assistance. These activities are carried out either by professionals from the Company payroll or by first class local universities.

Starting in 2008, Ternium has been recognized as an SME foster company by the Mexican Government. As a result, Ternium is able to facilitate SMEs’ access to the United Nations’ development program (PNUD), thereby providing SMEs with the opportunity to receive financing, personnel training and industrial and marketing studies.

In Argentina, the program has also focused on SME difficulties in accessing financial markets. Ternium, together with other sponsoring companies, offers financial assistance and advice to those companies seeking credit facilities to fund projects aimed at increasing production levels and updating production technology.

The program has also assisted companies with growth opportunities in international markets. Ternium promoted marketing reports by different institutions and consultants. Furthermore, the program offered advice with respect to international negotiations and patenting of new products, and facilitates the participation of SMEs in government-organized commercial missions abroad. Ternium also has given SMEs access to its vast commercial network in order to provide them with added logistical and commercial support.

In 2008, the program will focus on increasing industrial assistance and implementing training courses for SME personnel of all levels.

Product Research & Development

Ternium continuously seeks to introduce new value added products and transform its technical knowledge into competitive advantages. The Company carries out its applied research efforts in conjunction with universities and research centers, and through its participation in international consortia.

Product development and research activities at Ternium are conducted through a central Product Development Department, in coordination with local teams that operate in each production unit. The department, with approximately 40 members, has a consolidated product development plan that combines the initiatives of the Company’s different production units.

Ternium’s new product research and development activities are carried out in three simultaneous and complementary tracks:

•	The first track, comprising one- to two- year-term projects, primarily encompasses Ternium’s in-house new product and process development activities.

•

The second track, comprising two- to three-year-term projects, primarily encompasses the applied metallurgical research required to support the development of new products. These activities are conducted mainly in coordination with universities and research centers such as the Center for Industrial Research (CINI) in Argentina; the Argentine Steel Institute (IAS); the Buenos Aires Institute of Technology (ITBA) in Argentina; and the Research and Advanced Studies Centre of the National Polytechnic Institute (Cinvestav) in Mexico, among others.

•

The third track, comprising three- to five-year-term projects, primarily encompasses the feasibility studies of innovative ideas. These types of projects generate the knowledge that establishes the basis for advanced processing technologies and product development and improvement. Activities are mostly carried out through international research consortia such as the Galvanized Autobody Partnership, conducted by the International Lead Zinc Research Organization (ILZRO); the Coil Coated Materials Committee led by the French Corrosion Institute; the Steel Research Center at McMaster University; the Thin Slab Casting and Rolling Consortium run by Pittsburgh University; the Tinplate Group at Tin International; and Interzac, within the International Zinc-Aluminum Coaters Association.

During 2007, the development of new flat and long steel products targeted the requirements mainly of customers within the automotive, oil & gas tubular products,

electric motor and domestic appliance industries. The assessment of customer needs and subsequent developments were possible due to Ternium’s direct technical contact with end-user customers.

Ternium’s association with Mexican and Argentine car manufacturers and auto parts suppliers resulted in the development of new parts for different vehicles. This required new hot rolled, coated and wire rod steels, supported by the design of new chemical compositions and the achievement of new thermo-mechanical processing conditions. New products developed in 2007 by Ternium for the automotive industry include hot rolled high-strength alloyed steel for beams and crossbars; hot dip galvanized steel grades for non-exposed applications; and wire rod high-strength steel grade for springs.

The Company’s advancement in product research and development allowed Ternium to tap new market niches such as the rail wagon manufacturing industry in Mexico and Venezuela, through the development of hot rolled cupper-alloyed corrosion-resistant structural steel. It also helped the Company reinforce its strategic position in the oil industry in Mexico and Venezuela, through the introduction of new flat steel products for the production of API (American Petroleum Institute) line pipe for oil and gas conduction projects, including hot rolled and polygonal ingots for certain API grades.

The Company strengthened its position in the motor manufacturers industry through the development of efficiency and productivity enhancing products, such as the ultra - low carbon motor-lamination cold rolled grades.

For the home appliance market, Ternium continued introducing high value added coated products, which are designed for specific functional or aesthetic applications. Recent developments in this area include a scratch-resistant hot dip galvanized and pre-painted steel for refrigerator doors, and antimicrobial pre-painted steel for heating, ventilating and air conditioning units.

For 2008, Ternium has focused its research & development efforts in further improving product characteristics for the main industrial segments, including advanced high strength steel for the automotive, construction and pipe industries; environmentally friendly coatings with superior performance for the domestic appliance and food canning industry segments; special grades for electrical use; and improved corrosion-resistant coated steels for industrial, commercial and construction applications.

Human Resources & Communities

The development of its human resources is a key component of Ternium’s corporate strategy. The Company actively develops its management. Currently more than 53% of Ternium’s top management positions and 60% of its middle management positions are held by employees who joined the Company in the early stages of their career as part of a training program for recently graduated professionals. This is a two-year program where graduates, coached by a senior employee assigned as tutor, join Ternium in anticipation of an eventual job opening and hold different assistant positions during the first year, gaining in-depth knowledge in several areas of expertise. In addition, Ternium sponsors employees that show high potential to pursue graduate studies in leading universities around the world.

Ternium also has developed and implemented a training program for all of its non-operating employees, designed to educate them on the main business processes of the

Company, so that they can assess and understand how day-to-day decisions across Ternium can affect the businesses’ value chain. The program is designed to provide a basic understanding of Ternium’s production processes, marketing approach, administration and finance objectives, human resources management and information technology applications.

Ternium has also developed an ongoing training program for operating employees that includes several customized courses. These courses are designed to inform our employees of the latest concepts and tools in relevant fields to encourage them to achieve the highest possible levels of productivity and operating efficiency.

Ternium’s well established human resources and employee development programs played a critical role in the acquisition of Grupo Imsa at the end of July 2007 and its consolidation with Hylsamex, as the various employee constituencies and diverse cultures required careful consideration. The integration thus far has been successful and is proceeding according to plan.

Communities

In 2007, Ternium designed and implemented programs and activities aimed at improving the overall quality of life in the communities in which it has facilities. These include Mexico, Venezuela, Argentina, Guatemala and the United States. We led projects and partnered with public and private institutions in community improvement programs focused on education, health and culture.

Ternium’s programs aim to establish long-term sustainable relationships and foster a sense of collaboration in the communities where the Company operates. Our community budget supports a select number of high-impact programs. On occasion, funding also is directed toward specific community’s requests.

Communities in Mexico

Ternium is now one of Monterrey’s major industrial employers after the acquisition of Grupo Imsa. To uphold its responsibility as a good corporate citizen, Ternium underwrote several initiatives in Monterrey that promote health, education, culture and sports among its employees, their families and the broader community.

In the mining areas the focus is mainly in health related initiatives. The program includes promoting a prophylactic medicine program, providing medical equipment and infrastructure support to rural medical centers.

Ternium’s education efforts include participating in the renovation of facilities and equipment for local public schools, as well as the development of technical facilities to advance the technical training of teachers. Ternium has established scholarship programs for university undergraduates as well as for talented school students. The Company also organized a program to foster and encourage the development of young leaders.

In addition, Ternium sponsored activities to encourage social integration and increase the quality of life of its employees and the broader communities. These included supporting sports training schools, where events were organized across several disciplines, as well as the organization of cultural seminars and leisure activities for employees and their families.

Communities in Venezuela

In 2007, community programs in Venezuela were focused on education, health and the support of sport and cultural activities.

In the area of education, Ternium’s contributions were directed at infrastructure improvements and new equipment for local public schools. Additionally, Ternium partnered with the Junior Achievement Foundation to provide grants to several students to help them continuing their education. Ternium also supported the development of technical careers through a scholarship program aimed at university undergraduates pursuing technical degrees.

Ternium continued to address the housing needs of its employees. Under the Company’s housing plan, 83% of the Company’s employees had their own housing as of year end 2007.

Ternium’s sponsored activities to encourage social integration and sports among its employees and with the broader community included a local marathon and inter-company athletic programs.

Communities in Argentina

In 2007, the Company implemented several programs aimed at advancing education, health and culture. Activities included direct support to local educational and healthcare institutions, scholarships, seminars, cultural activities and sports events, including a local city marathon.

The Company continued its program to strengthen local technical schools. This endeavor included funding scholarships and providing training for students and teachers, and expanding the infrastructure of the participating technical schools. Ternium also started a program aimed at reducing student drop-out rates in some regions. Under this program, students at certain local schools who were at risk of dropping out were granted scholarships.

The Company also participated in the complete remodeling of a local hospital and in the design of a training program aimed at improving the quality of its management, assistance and operation.

In addition, Ternium continued several initiatives to enhance the quality of life of its employees, such as providing assistance with home financing, supporting home equipment enhancements, conducting nutrition seminars, and organizing leisure activities for the employees’ children.

Environment, Health & Safety

Ternium’s facilities abide by a common environmental, safety and occupational health policy. Environmental investment projects in Ternium are coordinated by a corporate Technical Director and executed by the local Engineering & Environment managers. Likewise, safety activities are coordinated through a central department within the corporate Industrial Direction of the Company, in coordination with local departments operating in each production unit.

The Company adopted the International Iron and Steel Institute’s (IISI) policy statement and its principles for excellence in safety and occupational health, as well as the Occupational Safety and Health Administration’s (OSHA) 18,000 international standard directives.

Ternium has actively participated in the IISI forums focused on sustainable development, environment, safety and occupational health, with the aim of developing and sharing state-of-the-art best practices. These forums include the Climate Change Policy Group, Life Cycle Assessment, CO2 Breakthrough Program, Water Management, Sustainability Reporting, By-product Management, and the Safety and Occupational Health Committee and its working subgroups.

Chief among Ternium’s top management’s core responsibilities are prevention, education, workplace intervention and incident and accident analysis. The Company continues to develop a unified safety management information system to support the implementation and execution of its safety management programs. The first two modules, which encompass the processing of events and improvement plan management, are already in operation. The unified safety management information project will be completed during 2008 with the addition of two more modules, encompassing safety risk identification and assessment, and management control and follow up.

Ternium’s injuries frequency rate* (IFR) reached a new low of 7.9 in 2007, down from an IFR of 9.2 the previous year. Likewise, the Company’s lost time injuries frequency rate† (LTIFR) was 4.3 in 2007, down from 6.5 in the previous year. These measures encompass the activities of our personnel and of the personnel of third party companies operating in our facilities. The results demonstrate the growing commitment and participation of management and workers in the activities aimed at improving safety.

In 2007, Ternium initiated a new program designed to prevent the occurrence of serious accidents. Under this program, the safety measures within key processes and tasks were surveyed and comprehensively reassessed. Recommendations and corrective measures, as well as a permanent audit program, are expected to be in operation during 2008. The audit program, which will be conducted by middle and senior management, is expected to ensure the continuous commitment to safety by all interested parties.

Ternium continually reviews its operations to maximize the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and waste water. Noteworthy developments in 2007 were the new air emission control equipment at our sinter facilities and two new bag houses for the steel shops in Argentina and Venezuela.

*	Injuries frequency rate refers to total quantity of injuries per million of hours worked hours.
†	Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked hours.

The new air emission control equipment for the sinter plant includes an electrostatic precipitator and bag house at a total investment of US$13 million. The new bag house for the steel shops in Argentina and Venezuela increased the waste gas treatment efficiency of these facilities, at a total investment of US$14 million.

Green house gas emissions

According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for between 3% to 4% of total world green house gas (GHG) emissions. Ternium supports the steel industry’s ongoing effort to develop innovative solutions to reduce GHG emissions over the lifecycle of steel products.

Today, steel producers utilize complex energy and gas management systems for optimal energy use in their processes. Gaseous by-products are used as fuels, replacing primary energy. As a result of these strategies, the current industrial processes associated with primary steel production are achieving GHG-specific emission levels that are close to the theoretical minimum. This is the case for the electric arc furnace route, which is the technology employed in our steel production facilities in Mexico and Venezuela.

Additionally, certain clean development mechanism projects (CDM, as outlined in the Kyoto Protocol) were internally evaluated and some will be developed at our steel production facility in Argentina, such as the blast oxygen furnace waste gas recovery system for electricity generation. A formal undertaking of this project under the CDM scheme is scheduled to begin in mid 2008.

PCB

Studies made on polychlorinated biphenyl (PCB) questioned the utilization of this product as cooling oil in electric transformers, among other applications, as PCB may pose inappropriate risks to health and the environment. Consequently, and in compliance with local laws and regulations as well as with the Stockholm Convention Guidelines, Ternium developed a plan to replace and manage all PCB based electric transformers according to each country’s defined schedule. Upon the conclusion of this plan, all of Ternium’s facilities will become PCB free, beginning with Mexican facilities in 2008.

Air Quality Monitoring Program

The environmental authority of the Buenos Aires Province, Argentina, promotes the development of an air quality monitoring system. Ternium will contribute the equipment to be installed during 2008 in the surroundings of its main facility in the country, located near the city of San Nicolás in said province. These autonomous devices will report real time air quality information to feed a dedicated public website.

Corporate Governance

Shares

Ternium has a single class of shares, with each share having equal rights, including the entitlement to one vote at our general shareholders’ meetings. Our articles of association provide that the annual ordinary general shareholders’ meeting, at which our annual financial statements are approved and the members of our board of directors are appointed, occur in Luxembourg on the first Wednesday of every June at 2:30 p.m., Luxembourg time.

We have an authorized share capital of a single class of 3.5 billion shares, with a nominal value of US$1.00 per share.

Our articles of association currently authorize our board of directors, for a period commencing on June 17, 2005 and ending on October 26, 2010, to issue shares within the limits of our authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of US$3.5 billion by a decision of the board of directors. With the exception of some cases set out in the articles of association, any issuance of shares for cash within the limits of the authorized share capital shall be, as long as our shares are listed on a regulated market, subject to the pre-emptive subscription rights of the then existing shareholders.

There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote our shares.

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended.

Board of Directors

Our articles of association provide for a board of directors consisting of a minimum of five (5) members (when the shares of the Company are listed on a regulated market as they currently are) and a maximum of fifteen (15) members. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal which are within its corporate purpose and which are not specifically reserved in the articles of association to the general shareholders´ meetings.

The board of directors is required to meet as often as required by the interests of Ternium. A majority of the members of the board of directors in office present or represented at each board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. Our current board of directors is comprised of 11 directors and an audit committee, which is comprised entirely of independent directors.

Audit Committee

Ternium has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for Ternium employees or any of its subsidiaries. Under our articles of association and the audit committee charter, the audit committee:

•

assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity;

•	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of, the Company’s independent auditors;

•

reviews Material Transactions (as such term is defined in the Company’s articles of association and the audit committee charter) between Ternium or its subsidiaries with Related Parties (as such term is defined in the Company’s articles of association; other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of Ternium) to determine whether their terms are consistent with market conditions or are otherwise fair to Ternium and its subsidiaries; and

•

performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of Ternium are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as Ternium’s management and employees and, subject to applicable laws, its subsidiaries.

Auditors

Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual general shareholders’ meeting, irrespective of the number of shares present or represented, on the audit committee’s recommendation. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the shareholders. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with our statutory annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., Réviseur d’entreprises, and, in connection with our annual and interim consolidated financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) was appointed as the Company’s independent auditor at the ordinary general shareholders’ meeting held on June 6, 2007. On June 17, 2005, our general shareholders’ meeting resolved to amend and restate the Company’s articles of association, as a result of which the position of statutory auditor was eliminated in accordance with the provisions of applicable Luxembourg law.

Board of Directors and Executive Officers

Board of Directors

Chairman

Paolo Rocca

Vice Chairman

Rinaldo Campos Soares

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Adrián Lajous Vargas (*)

Bruno Marchettini

Daniel Novegil

Gianfelice Rocca

Pedro Pablo Kuczynski (*)

Bertoldo Machado Veiga

Secretary

Raúl Darderes

(*)	Audit Committee Members

Executive Officers

Chief Executive Officer and Director

Daniel Novegil

Chief Financial Officer

Roberto Philipps

North Region Area Manager

Julián Eguren

South Region Area Manager

Martín Berardi

Central Region Area Manager

Ricardo Prósperi

International Area Manager

Fernando Landa

Planning and Operations General Director

Oscar Montero

Technical Director

Luis Andreozzi

Human Resources Director

Miguel Angel Punte

Chief Information Officer

Rubén Bocanera

Corporate Information

Registered Office
46a Avenue John F. Kennedy L1855 - Luxembourg Luxembourg
(352) 26 68 31 52 tel
(352) 26 68 31 53 fax

Principal Executive Offices

México	Argentina	Venezuela
Av. Guerrero Nte. 151 San Nicolás de los Garza - Nuevo León 66452 México	Av. Leandro N. Alem 1067 21st Floor C1001AAF - Buenos Aires Argentina	Av. La Estancia, Edificio General, 9th Floor Urbanización Chuao - Caracas Venezuela
(52) 81 8865 2828 phone	(54) 11 4018 4100 phone	(58) 212 600 3901 phone
(54) 11 4018 1000 fax

Investor Information

Investor Relations Director	General Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com

Phone
Toll free number for U.S. callers: 1 (866) 890 0443
Mexico: 52 (81) 8865 2111
Argentina: 54 (11) 4018 2389

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	The Bank of New York
Investor Services
P.O. Box 11258 Church Street Station New York, NY 10286-1258

Toll free number for U.S. callers: 1 888 269 2377
International Callers: (1) 212 815 3700
shareowners@bankofny.com
CUSIP Number: 880890108

Internet www.ternium.com

Operating and Financial Review (MD&A)

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s audited consolidated financial statements and related notes included in the annual report.

Ternium prepares its consolidated financial statements according to International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP) and other accounting standards. It is important to note that as a consequence of the consolidation of results and other financial data of Grupo Imsa as of July 26, 2007, results vary significantly from those in 2006.

On February 1, 2008, Ternium completed the sale of its non-strategic interests in certain U.S. subsidiaries of Grupo Imsa to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel, for a total consideration of US$726 million. Ternium used the proceeds of the sale to prepay financial debt. The decision to sell the aforementioned assets was made on November 30, 2007. The results of these operations up until that date were recorded under a single line item on the income statement item and defined as income from discontinued operations. Ternium expects to record an after-tax gain of approximately US$101 million from the asset sale, which will be accounted for in Ternium’s first quarter 2008 consolidated results.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor on April 16, 2008, Ternium, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the labor union and class B employee shareholders. This committee is charged with overseeing Sidor’s operations during the transition period until the nationalization is completed, acting in coordination with Sidor’s board of directors.

On April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorizes the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

The discussions among representatives of Ternium and the Venezuelan government regarding adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to the government began with the formation of a negotiating committee and are presently under way. The date on which control over Sidor would be transferred to the government is uncertain at this time.

The impact of the potential government actions with respect to Sidor on Ternium’s financial position is not determinable at this time.

Ternium continues to preserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor.

Results of Operations

The following table sets forth, for the periods indicated, selected financial data from Ternium’s consolidated income statement and the Company’s operating costs and other expenses for the fiscal years 2007 and 2006.

All amounts on USD Milllion
Year ended December 31 2007	2007		2006
Net Sales	8,184.4	100.0%	6,565.6	100.0%
Cost of Sales	(5,796.0)	-70.8%	(4,297.0)	-65.4%

Gross Profit	2,388.3	29.2%	2,268.6	34.6%

Selling, general and administrative expenses	(825.8)	-10.1%	(624.8)	-9.5%
Other operating income and expenses	23.9	0.3%	(7.3)	-0.1%

Operating Income	1,586.4	19.4%	1,636.6	24.9%

Financial Income (expenses), net	(426.4)	-5.2%	(382.8)	-5.8%
Equity in earnings (losses) of associated companies	(7.1)	-0.1%	4.5	0.1%

Income before income tax and minority interest	1,153.0	14.1%	1,258.3	19.2%

Income tax expenses	(162.6)	-2.0%	(262.4)	-4.0%

Income from continuing operations	990.3	12.1%	996.0	15.2%

Income from discontinued operations	10.8	0.1%

Net income for the year	1,001.2	12.2%	996.0	15.2%

Attributable to:
Equity holders of the Company	784.5	9.6%	795.4	12.1%
Minority interest	216.7	2.6%	200.5	3.1%

Net Sales

Net sales for the fiscal year 2007 increased 25% to US$8.2 billion, compared with 2006. The sales figure was higher due to the effect of the consolidation of Grupo Imsa, as well as higher shipments and revenue per ton. Shipments of flat and long products were 10.5 million tons during 2007, an increase of 17% compared to shipment levels in 2006, mainly due to Grupo Imsa’s consolidation, higher shipment levels in the South & Central America Region and lower shipment activity in the North America Region. Revenue per ton shipped increased 8% to US$758 in 2007 versus 2006, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

During 2007 steel consumption in the North America Region decreased 9% year-over-year, due to the economic slowdown. The lower steel usage largely took place in the U.S. and Canadian steel markets, as industries such as construction, home appliances and automotive softened during 2007. The Mexican steel market was relatively stable in 2007, as it showed a decrease of 1% in apparent steel consumption, while GDP grew 3% for the year.

Ternium’s markets in the South and Central America Region continued their rapid expansion. Steel demand from countries in the Andean Community and the Mercosur benefited from significant GDP growth as well as from an increase in per capita consumption given the large infrastructure and development needs within the Region. Steel markets in Argentina and Venezuela showed relatively strong growth rates during 2007, with apparent steel consumption increases of 14% and 12%, respectively. Argentina benefited from solid GDP growth of 9% in 2007, driven by significant growth in steel consumption in both the industrial and construction sectors. Venezuela also benefitted from a positive environment as GDP grew at a rate of 8%, mainly supported by an expansion of the construction sector. The oil industry in Venezuela operated in a less favorable environment, although Ternium was able to maintain healthy shipment levels to this industry as a result of the development of natural gas projects.

Metric tons (thousands)
Shipments	2007	2006
South & Central America	4,779.7	4,360.6
North America	3,124.7	2,412.6
Europe & Other	239.5	88.2

Total flat steel	8,143.9	6,861.3

South & Central America	1,257.4	948.3
North America	1,113.4	1,225.4
Europe & Other	15.0	0.0

Total long steel	2,385.9	2,173.7

Total flat and long sales	10,529.7	9,035.0

USD/Ton
Revenue per ton	2007	2006
South & Central America	783	700
North America	838	813
Europe & Other	631	549

Total flat steel	800	738

South & Central America	608	555
North America	625	600
Europe & Other	457

Total long steel	615	581

Total flat and long sales	758	700

USD (Millions)
Net Sales	2007	2006
South & Central America	3,743.5	3,051.4
North America	2,617.3	1,960.7
Europe & Other	151.0	48.4

Total flat steel	6,511.8	5,060.6

South & Central America	764.1	526.8
North America	696.0	735.8
Europe & Other	6.9	0.0

Total long steel	1,466.9	1,262.6

Total flat and long sales	7,978.7	6,323.2

Other products	205.7	242.4

Total net sales	8,184.4	6,565.6

Flat Product Sales

Flat steel sales in 2007 totaled US$6.5 billion, 29% higher than in 2006, as a result of the consolidation of Grupo Imsa and higher shipments and revenue per ton. Shipments of flat products totaled 8.1 million tons in 2007, an increase of 19% compared with 2006, mainly due to higher shipment levels in the South & Central America Region, the consolidation of Grupo Imsa and lower shipment activity in the North America Region. Healthy steel demand in the South & Central America steel markets, fueled by growth in construction, capital equipment and automotive industries, helped offset the decrease in sales volume to the North America Region. Revenue per ton shipped increased 8% to US$800 in 2007 compared with 2006, mainly as a result of higher steel prices and the consolidation of Grupo Imsa’s higher value added product mix.

Long Product Sales

Long steel sales reached US$1.5 billion in 2007, an increase of 16% compared to 2006 due to higher shipment levels in the South & Central America Region partially offset by lower sales volume in the North America Region, while prices were higher across all of Ternium’s markets. Shipments of long products totaled 2.4 million tons in 2007, representing a 10% increase versus 2006. The strong construction activity in South and Central America, in particular that of Argentina and Venezuela, offset the softness observed in the NAFTA markets. Revenue per ton shipped increased 6% to US$615 in 2007 over 2006.

Sales by Region

Flat and long product sales in the South & Central America Region were US$4.5 billion in 2007, an increase of 26% versus 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 6.0 million tons during 2007, an increase of 14% compared to 2006. Demand for steel grew in 2007 as a result of healthy economic growth in the region, spurred mainly by strong commodity prices. Revenue per ton shipped in the South & Central America Region increased 11% to US$747 in 2007 over 2006, mainly due to favorable pricing conditions.

Sales of flat and long products in the North America Region totaled US$3.3 billion in 2007, an increase of 23% versus 2006. Shipments in the region were 4.2 million tons during 2007, an increase of 16% versus 2006, mainly due to the effect of the consolidation of Grupo Imsa, partially offset by a decrease in shipments mainly due to the softening economy and a destocking process that took place throughout 2007. Revenue per ton shipped increased 5% to US$782 in 2007 versus 2006, mainly as a result of the consolidation of Grupo Imsa’s higher value added product mix.

Cost of sales

Cost of sales totaled US$5.8 billion in 2007, or 71% of net sales, compared to US$4.3 billion, or 65% of net sales, in 2006. Cost of sales increased as a result of the consolidation of Grupo Imsa, which increased Ternium’s cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix. Additionally, Ternium experienced higher year-over-year cost of sales due mainly to an increase in shipment volume; higher costs for raw materials and other supplies, as well as increased costs for freight, services, labor and maintenance; and higher amortizations. Cost of sales in 2006 were largely impacted by certain one-time events, which increased costs in the fourth quarter of that year.

Prices for slab supplies to Ternium’s Mexican operations were higher during 2007 compared to 2006. In addition, the consolidation of Grupo Imsa resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium’s average cost of slab production.

Prices for iron ore supplies to Ternium’s Argentine and Venezuelan operations were higher during 2007 than they were in 2006. In addition, the metallic mix cost reflected lower efficiencies at Siderar that resulted from iron ore river transportation constraints during the fourth quarter 2007.

Scrap prices increased year-over-year in Mexico during 2007. Additionally, labor costs in Argentina and Venezuela increased during 2007 versus the prior year.

Selling, general and administrative (SG&A) expenses

Selling, general and administrative (SG&A) expenses in 2007 were US$825.8 million, or 10% of net sales, compared with US$624.8 million, or 10% of net sales, in 2006. The increase in SG&A expenses in absolute terms in 2007 resulted in part from the consolidation of Grupo Imsa. In addition, Ternium’s SG&A increased mainly from higher freight expenses associated with higher shipment levels and related costs, as well as a year-over-year tax increase in Venezuela related to a recently enacted tax on debits in checking accounts and higher personnel costs in Argentina and Venezuela.

Operating income and EBITDA‡

Operating income in 2007 was US$1.6 billion, or 19% of net sales, compared with US$1.6 billion, or 25% of net sales, in 2006. EBITDA in 2007 was US$2.2 billion, or 26% of net sales, compared to US$2.1 billion, or 32% of net sales, in 2006. The reduction in Ternium’s EBITDA margin resulted from the consolidation of Grupo Imsa, which as a steel processor has lower EBITDA margins than integrated producers. In addition, Ternium’s EBITDA margin in 2007 was affected by higher costs partially offset by higher volumes and prices. Equity holders’ EBITDA in 2007 was 68% of Ternium’s EBITDA.

Net financial expenses

Net financial expenses totaled US$426.4 million in 2007, compared with US$382.8 million in 2006. This increase was due mainly to:

•

A US$20.3 million increase in net foreign exchange losses — an effect that is offset to a large extent by changes in Ternium’s net equity position — that resulted primarily from the impact of the Mexican Peso depreciation on the Company’s Mexican subsidiaries’ US dollar denominated debt. Ternium’s subsidiaries prepare their financial statements in currencies other than the U.S. dollar in accordance with IFRS;

•	A US$14.9 million increase in net interest expense that is primarily associated with an increase in net debt as a result of the Grupo Imsa transaction; and

•

A US$12.4 million increase in the excess cash distribution related to Sidor’s participation accounts, partially offset by a US$13.0 million net increase in the fair value of some derivative instruments entered into by Ternium in order to mitigate energy prices and interest rate fluctuations.

Ternium Sidor’s excess cash distribution related to the participation accounts recognized in 2007 was US$701.6 million, compared with US$670.9 million in 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$282.5 million in 2007, compared with expenses of US$270.2 million in 2006.

Income tax expense

Income tax expense for 2007 was US$162.6 million or 14% of income before income tax and minority interest. This figure includes a gain of US$135.2 million as a result of Sidor’s lower deferred tax liability, which resulted mainly from an adjustment for inflation concerning the value of Sidor’s depreciable fixed assets for tax purposes in accordance with Venezuelan tax law. The 2007 income tax expense compares with a 2006 income tax expense of US$262.4 million, or 21% of income before income tax and minority interest.

Income attributable to minority interest

Income attributable to minority interest for 2007 was US$216.7 million, compared with US$200.5 million in 2006. The year-over-year increase was due mainly to higher income attributable to minority interest in Sidor, partially offset by the reduction in minority interest on account of Ternium’s acquisition of an additional 4.85% stake in Siderar on December 29, 2006.

Liquidity and Financial Resources

Our financing strategy is to maintain adequate financial resources at hand and access to additional liquidity to meet our objective of strategic acquisitions and organic growth. In 2007 we tapped the capital markets to obtain bank financing for our US$1.7 billion equity investment in Grupo Imsa. However, cash flow from operations was still Ternium’s principal source of funding during the year.

‡	EBITDA in 2007 equals operating income of US$1.6 billion plus depreciation and amortization of US$565.8 million.

We are confident that our cash flow from operations and our access to external borrowings are sufficient to meet our needs for working capital and that we have ample debt coverage to service our obligations for the foreseeable future. We believe that our liquidity and access to capital and international bank markets give us significant flexibility to execute our planned capital expenditures and to carry out strategic acquisitions if such opportunities arise.

We hold money market investments and variable rate or fixed rate securities from investment grade issuers. We concentrate our cash in major financial centers, mainly New York. We hold our cash primarily in U.S. dollars and limit our holdings of other currencies to the minimum required to fund our cash operating needs. Liquid financial assets as a whole represented 9% of our total assets at the end of 2007.

Historical Cash Flows

Operating Activities

Net cash provided by operating activities in 2007 was US$1.6 billion compared to US$1.2 billion in 2006. Net cash provided by operating activities in 2007 was comprised of net income of US$1.0 billion plus added-back depreciation and amortization of US$565.8 million, a deduction of US$181.0 million for income tax accruals, less payments mainly related to Sidor’s lower deferred tax liabilities and other adjustments, including working capital needs, which increased the figure by US$178.2 million. Net cash provided by operating activities in 2006 consisted of net income of US$996.0 million, plus added-back depreciation of US$424.5 million and other adjustments including working capital needs which reduced the figure by US$175.5 million. The year-over-year increase in net cash provided by operating activities resulted mainly from a reduction in working capital needs and higher depreciation and amortization charges, partially offset by an increase in income tax accruals less payments.

USD (Millions)
	2007	2006
Net cash provided by operating activities	1,564.2	1,245.0

Acquisition of business	(1,538.8)	(210.5)
Capital expenditures	(436.3)	(405.8)
Other investing activities, net	(348.6)	6.0

Net Cash used in investing activities	(2,323.6)	(610.4)

Net Cash provided by (used in) financing activities	1,252.7	(756.3)

Increase / (decrease) in cash and cash equivalents	493.3	(121.7)

Effect of exchange rate changes	(0.3)	(0.3)
Cash and cash equivalents at January 1	633.0	755.0

Cash and cash equivalents at December 31	1,126.1	633.0

Investing Activities

Net cash used in investing activities during 2007 was US$2.3 billion compared to US$610.4 million in 2006. Net cash used in investing activities in 2007 was mainly comprised of US$436.3 disbursed for capital expenditures, US$1.5 billion used for the acquisition of Grupo Imsa and US$297.7 million of income tax paid in connection with the same acquisition that constitutes an income tax credit. Net cash used in investing activities in 2006 consisted mainly of US$405.8 million for capital expenditures and US$210.5 million used to acquire Impeco, as well to make a 50% equity investment in Acerex and to acquire a 4.85% stake in Siderar.

Capital expenditures disbursed in 2007 included the following main investments:

•	Mexico: the upgrading of the hot strip mills and one cold rolled mill;

•	Argentina: the relining of one blast furnace, the revamping and expansion of the coking facilities and the construction of a new bag house for the steel shop; and

•	Venezuela: the revamping of one DRI production unit, the upgrading of the loading system and the construction of a new ladle furnace in one steel shop.

Ternium’s US$405.8 million capital expenditures disbursed in 2006 included the following investments:

•	Mexico: the installation of facilities for storing and handling slabs, a new reheating furnace and the upgrading of the hot strip mill #1;

•	Argentina: the relining of blast furnace #1 as well as improvements and enhancements in the areas of sinter production, coking facilities and the hot strip mill; and

•	Venezuela: new oxygen production facilities, the revamping and expansion of the Midrex direct reduction of iron modules and disbursements associated with the installation of a new ladle furnace.

Financing Activities

Net cash provided by financing activities in 2007 was US$1.3 billion compared to net cash used in financing activities of US$756.3 million in 2006. Proceeds from borrowings during 2007 were US$4.1 billion, mainly related to the Grupo Imsa transaction. A majority of this debt is held by Ternium’s Mexican subsidiaries. Repayment of borrowings in 2007 was US$2.8 billion, related to the refinancing of most of Ternium’s Mexican subsidiaries’ outstanding debt and to debt payments upon maturity. Ternium also paid dividends of US$100.2 million in 2007.

In 2006, Ternium did not engage in major acquisitions and applied a large positive cash flow from operations, the net proceeds of its IPO for US$525 million and new borrowings of US$167.3 million to pay scheduled debt maturities and to prepay outstanding borrowings for a total of US$1.4 billion.

Principal Sources of Funding

Funding Policy

Our policy is to maintain a high degree of flexibility in our operating and investment activities by maintaining adequate liquidity levels and ensuring our access to readily available sources of financing. Most of our financing is conducted in U.S. dollars. We select the type of facility, associated rate and term after considering the intended use of proceeds.

Financial Liabilities

Ternium’s borrowings as of December 31, 2007, consisted mainly of different bank loans and facilities. Outstanding financial debt amounted to US$4.1 billion at year end, compared with US$1.1 billion as of December 31, 2006, an increase of US$3.0 billion largely resulting from new financing and debt assumed in connection with the Grupo Imsa transaction. Ternium’s net debt position (borrowings less cash and cash equivalents and other current investments) increased by US$2.5 billion during 2007 to US$2.9 billion as of December 31, 2007, compared to net debt of US$413.7 million as of December 31, 2006.

In a subsequent event corresponding to the sale of Grupo Imsa’s non-strategic interests in the U.S., the net proceeds of US$726 million were used to pre-pay financial debt and, as a result of this pre-payment, Ternium’s net financial debt got reduced to approximately US$2.2 billion, or approximately 1.0x net debt to 2007 EBITDA.

The dollar denominated portion of the US$4.1 billion of Ternium’s outstanding financial debt is 97.8%. For 2007, the average interest rate, which incorporates instruments denominated in various currencies, was 6.15%. The Company has in place a variety of interest rates derivatives put in place to mitigate interest rate fluctuations as most of the Company’s long term borrowings outstanding of as of December 31, 2007 were Libor based variable rates. The amounts, tenor and main characteristics of the instruments can be found on Note 25 in the Financial Statements section.

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

46a, Avenue John F. Kennedy, 2nd floor

L – 1855

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

February 26, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2007	2006	2005
Continuing operations
Net sales	30	8,184,381	6,565,582	4,449,771
Cost of sales	6 & 30	(5,796,040)	(4,296,979)	(2,486,974)

Gross profit		2,388,341	2,268,603	1,962,797

Selling, general and administrative expenses	7	(825,807)	(624,784)	(504,687)
Other operating income (expenses), net	9	23,874	(7,250)	(65,949)

Operating income		1,586,408	1,636,569	1,392,161

Interest expense	30 & 31	(142,137)	(112,918)	(81,608)
Interest income	30	66,878	52,554	32,324
Other financial expenses, net	10 & 30	(351,096)	(322,417)	(261,452)

Excess of fair value of net assets acquired over cost	3	—	—	188,356
Equity in (losses) earnings of associated companies	14	(7,065)	4,534	21,524

Income before income tax expense		1,152,988	1,258,322	1,291,305

Income tax expense	11	(162,640)	(262,356)	(218,492)

Income from continuing operations		990,348	995,966	1,072,813

Discontinued operations
Income from discontinued operations	29	10,818	—	—

Net income for the year		1,001,166	995,966	1,072,813

Attributable to:
Equity holders of the Company	28	784,490	795,424	704,406
Minority interest		216,676	200,542	368,407

		1,001,166	995,966	1,072,813

Weighted average number of shares outstanding	28	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.39	0.41	0.58
Diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.39	0.41	0.54

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2007		December 31, 2006
ASSETS
Non-current assets
Property, plant and equipment, net	12	6,858,779		5,420,683
Intangible assets, net	13	1,452,230		551,587
Investments in associated companies	14	44,042		16,285
Other investments, net	15 & 30	14,815		13,387
Deferred tax assets	23	31,793		36,439
Receivables, net	16 & 30	217,638	8,619,297	78,903	6,117,284

Current assets
Receivables	17 & 30	426,038		175,818
Derivative financial instruments	25	577		7,852
Inventories, net	18	1,913,051		1,241,325
Trade receivables, net	19 & 30	847,827		577,866
Other investments	20	65,337		—
Cash and cash equivalents	20	1,126,041	4,378,871	643,352	2,646,213

Non-current assets classified as held for sale	29		769,142		7,042

			5,148,013		2,653,255

Total assets			13,767,310		8,770,539

EQUITY
Capital and reserves attributable to the company’s equity holders			4,452,680		3,757,558

Minority interest			1,914,210		1,729,583

Total equity			6,366,890		5,487,141

LIABILITIES
Non-current liabilities
Provisions	21	57,345		60,543
Deferred income tax	23	1,337,039		985,155
Other liabilities	24	336,500		274,566
Trade payables	30	6,690		7,229
Borrowings	26	3,677,497	5,415,071	548,401	1,875,894

Current liabilities
Current tax liabilities		184,766		103,195
Other liabilities	24 & 30	182,239		158,374
Trade payables	30	983,884		621,754
Derivative financial instruments	25	13,293		15,487
Borrowings	26	407,404	1,771,586	508,694	1,407,504

Liabilities directly associated with non-current assets classified as held for sale	29		213,763		—

			1,985,349		1,407,504

Total liabilities			7,400,420		3,283,398

Total equity and liabilities			13,767,310		8,770,539

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the year ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2007	Total Equity at December 31, 2006
Balance at January 1	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919
Currency translation adjustment					10,869		10,869	(13,019)	(2,150)	(36,907)
Net income for the year						784,490	784,490	216,676	1,001,166	995,966
Total recognized income for the year					10,869	784,490	795,359	203,657	999,016	959,059

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)	—
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)	(27,175)
Acquisition of business (see Note 3)								(195)	(195)	(154,690)
Contributions from shareholders (see Note 1)								—	—	3,085
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165	—
Conversion of Subordinated Convertible Loans (see Note 1)								—	—	605,924
Initial Public Offering (see Note 1)								—	—	525,019

Balance at December 31	2,004,744	(23,295)	1,946,962	(2,324,866)	(110,739)	2,959,874	4,452,680	1,914,210	6,366,890	5,487,141

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2006	Total Equity at December 31, 2005
Balance at January 1	1,396,552	(5,456)	1,462,137	(2,298,048)	(92,691)	1,379,960	1,842,454	1,733,465	3,575,919	1,771,851

Currency translation adjustment					(28,917)		(28,917)	(7,990)	(36,907)	(120,246)
Net income for the year						795,424	795,424	200,542	995,966	1,072,813

Total recognized income for the year					(28,917)	795,424	766,507	192,552	959,059	952,567

Dividends paid in cash and other distributions									—	(238,652)
Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)	(130,571)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)	1,171,422
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085	54,758
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924	—
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019	(5,456)

Balance at December 31	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).
(2)	At December 31, 2007, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD1 each.
(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iv). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2007	2006	2005
Cash flows from operating activities
Net income for the year		1,001,166	995,966	1,072,813
Adjustments for:
Depreciation and amortization	12&13	565,848	424,495	316,405
Income tax accruals less payments	31	(181,048)	(18,075)	(44,008)
Derecognition of property, plant and equipment	9 (iii)	—	13,323	54,348
Excess of fair value of net assets acquired over cost	3	—	—	(188,356)
Changes to pension plan	24	—	46,947	—
Equity in loss (earnings) of associated companies	14	7,065	(4,534)	(21,524)
Interest accruals less payments	31	89,465	4,197	24,523
Changes in provisions	21&22	(10,125)	33,802	19,046
Changes in working capital	31	24,883	(276,153)	54,420
Discontinued operations	29	6,535	—	—
Others		60,412	25,005	(25,212)

Net cash provided by operating activities		1,564,201	1,244,973	1,262,455

Cash flows from investing activities
Capital expenditures	12&13	(436,268)	(405,817)	(244,939)
Changes in trust funds		—	5,185	83,570
Acquisition of business:
Purchase consideration	3	(1,728,869)	(210,548)	(2,196,678)
Cash acquired (1)	3	190,087	—	520,753
Income tax credit paid on business acquisition	3	(297,700)	—	—
Increase in other investments		(65,337)	—	—
Investments in associated companies		—	(2,598)	—
Proceeds from the sale of property, plant and equipment		24,883	3,425	6,063
Discontinued operations	29	(10,435)	—	—

Net cash used in investing activities		(2,323,639)	(610,353)	(1,831,231)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(100,237)	—	(238,652)
Dividends paid in cash and other distributions by subsidiary companies		(20,000)	(27,175)	(130,571)
Net proceeds from Initial Public Offering		—	525,019	—
Contributions from shareholders		—	3,085	54,758
Contributions from minority shareholders in consolidated subsidiaries		1,165	—	—
Proceeds from borrowings		4,132,745	167,283	2,135,430
Repayments of borrowings		(2,760,938)	(1,424,495)	(657,597)

Net cash provided by (used in) financing activities		1,252,735	(756,283)	1,163,368

Increase (Decrease) in cash and cash equivalents		493,297	(121,663)	594,592

Movement in cash and cash equivalents
At January 1,(2)		633,002	754,980	194,875
Effect of exchange rate changes		(258)	(315)	(34,487)
Increase (Decrease) in cash and cash equivalents		493,297	(121,663)	594,592

Cash and cash equivalents at December 31,	20	1,126,041	633,002	754,980

Non-cash transactions
Conversion of debt instruments into shares		—	605,924	127,576

(1)	The amount of cash acquired of USD 520,753 was presented as a movement in cash and cash equivalents at December 31, 2005.
(2)	In addition, the Company has restricted cash for USD 10,350 and USD 10,650 at December 31, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating income (expense), net
10	Other financial expenses, net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net – non current
16	Receivables, net - non current
17	Receivables - current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions - non current
22	Allowances - current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Post balance sheet events

TERNIUM S.A.

Notes to the Consolidated Financial Statements

1	Business of the Company, Initial Public Offering and corporate reorganization

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.

Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustín’s investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies (the “Corporate Reorganization”). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006.

Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issues shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line items in the Statement of changes in shareholders’ equity and amounts to USD 50,083.

After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

2	Basis of presentation

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2008), as issued by the International Accounting Standards Board. These consolidated financial statements are presented in thousands of United States dollars (“USD”).

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (the transition date to IFRS ) and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2007	2006	2005
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	88.23%	88.22%	86.68%
Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	60.93%	60.93%	56.07%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	56.38%	56.38%	53.20%
Ternium Internacional S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
III Industrial Investments Inc. S.A. de C.V. (3)	Mexico	Holding company	—	100.00%	100.00%
Inversiones Siderúrgicas S.A.	Panama	Holding company	—	100.00%	100.00%
Ylopa—Servicos de Consultadoria Lda. (4)	Madeira - Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.66%	95.66%	95.12%
Consorcio Siderurgia Amazonia Ltd.(5)	Cayman Islands	Holding of investments in Venezuelan steel companies	94.39%	94.39%	89.07%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%	100.00%
Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C. (6)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	61.32%	61.32%	56.07%
Inversiones Basilea S.A. (7)	Chile	Purchase and sale of real estate and other	60.93%	60.93%	56.07%
Prosid Investments S.C.A.(7)	Uruguay	Holding company	60.93%	60.93%	56.07%
Impeco S.A. (7).	Argentina	Manufacturing of pipe products	60.93%	60.93%	60.93%
Socominter de Guatemala S.A. (8)	Guatemala	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U (formerly Socominter de España S.A.U.) (8)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (formerly Socotrading S.A.) (8)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (formerly Techintrade Corporation) (8)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(8)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2007	2006	2005
Ternium Internacional Perú S.A.C. (formerly Techintrade del Perú S.A.C.) (8)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.(8)	Panama	Marketing of steel products	100.00%	100.00%	—
Hylsa S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	88.23%	88.22%	86.68%
Ferropak Comercial S.A. de C.V. (9)	Mexico	Scrap company	88.23%	88.22%	86.68%
Ferropak Servicios S.A. de C.V. (9)	Mexico	Services	88.23%	88.22%	86.68%
Galvacer America Inc (9)	USA	Distributing company	88.23%	88.22%	86.68%
Galvamet America Corp (9)	USA	Manufacturing and selling of insulates panel products	88.23%	88.22%	86.68%
Transamerica E. & I. Trading Corp (9)	USA	Scrap company	88.23%	88.22%	86.68%
Galvatubing Inc. (9)	USA	Manufacturing and selling of pipe products	88.23%	88.22%	86.68%
Las Encinas S.A. de C.V. (9)	Mexico	Exploration, explotation and pelletizing of iron ore	88.23%	88.22%	86.68%
Técnica Industrial S.A. de C.V. (9)	Mexico	Services	88.23%	88.22%	86.68%
Acerex S.A. de C.V.	Mexico	Tooling services	—	—	43.34%
Acerex Servicios S.A. de C.V.	Mexico	Services	—	—	43.34%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	44.12%	44.11%	43.34%
Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.12%	44.11%	43.34%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	—	—
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	—	—
Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	65.73%	—	—
Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	100.00%	—	—
Imsa Acero S.A. de C.V. (12)	Mexico	Holding company	100.00%	—	—
Enermex S.A. de C.V. (12)	Mexico	Holding company	100.00%	—	—
Sefimsa S.A. de C.V. (12)	Mexico	Financial Services	100.00%	—	—
Ecore Holding S. de R.L. de C.V. (12)	Mexico	Holding company	100.00%	—	—
Neotec L.L.C. (12)	USA	Holding company	100.00%	—	—
Treasury Services L.L.C. (12)	USA	Financial Services	100.00%	—	—
APM, S.A. de C.V.	Mexico	Manufacturing and selling of steel products	100.00%	—	—
Acedor, S.A. de C.V.	Mexico	Holding company	100.00%	—	—
Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding company	100.00%	—	—
Acerus S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	100.00%	—	—

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2007	2006	2005
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	100.00%	—	—
Imsamex Ecuador S.A. (12)	Ecuador	Marketing of steel products	100.00%	—	—
Industrias Monterrey S.A. (12)	Guatemala	Manufacturing and selling of steel products	100.00%	—	—
Imsaacero Ecuador Holding S.A. (12)	Ecuador	Holding company	100.00%	—	—
Corporativo Grupo Imsa S.A. de C.V. (12)	Mexico	Services	100.00%	—	—
Industrias Monterrey S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	100.00%	—	—
Ternium USA Inc. (formerly Imsa holding Inc.) (12)	USA	Holding company	100.00%	—	—
Industria Galvanizadora S.A. (12)	Guatemala	Manufacturing and selling of steel products	100.00%	—	—
Imsa Americas Inc. (12)	USA	Marketing of steel products	100.00%	—	—
Imsa Caribbean Inc. (12)	Puerto Rico	Manufacturing and selling of steel products	100.00%	—	—
Imsa Colombia S.A. (12)	Colombia	Marketing of steel products	100.00%	—	—
Imsa Andina S.A. (12)	Peru	Marketing of steel products	100.00%	—	—
Multypanel de América S.A. (12)	Costa Rica	Manufacturing and selling of insulates panel products	100.00%	—	—
Industria Galvanizadora S.A. (12)	Nicaragua	Manufacturing and selling of steel products	99,30%	—	—
Industria Galvanizadora de Honduras S.A. de C.V. (12)	Honduras	Manufacturing and selling of steel products	99.20%	—	—
Industria Galvanizadora S.A. de C.V. (12)	El Salvador	Manufacturing and selling of steel products	99.93%	—	—
Industrias Monterrey S.A. (12)	Costa Rica	Manufacturing and selling of steel products	100.00%	—	—

(1)	Indirectly through the participation of Ternium Mexico S.A. de C.V. (70.00%) and Siderar S.A.I.C. (29.92%). Total voting rights held: 99.92%.
(2)	Indirectly through the participation in Amazonia (59.73%). Total voting rights held: 59.73%.
(3)	Formerly III Industrial Investment Inc. BVI. As of December 13, 2007 it was merged into Ternium México S.A. de C.V.
(4)	Directly (88.89%), indirectly through Prosid Investments S.C.A. (11.11%). Total voting rights held: 100.00%.
(5)	Directly (85.62%) and indirectly through the participation in Prosid Investments S.C.A. (14.38%). Total voting rights held: 100.00%.
(6)	Indirectly through Siderar S.A.I.C. (99.00%) and Ternium Internacional Uruguay S.A. (1.00%). Total voting rights held: 100.00%.
(7)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(8)	Indirectly through Ternium Internacional S.A. Uruguay.
(9)	Indirectly through the participation in Hylsamex. Total voting rights held: 99.92%. See Note 3 e).
(10)	Indirectly through the participation in Hylsamex. Total voting rights held: 50.00%.
(11)	Incorporated during 2007.
(12)	Subsidiary of Ternium Mexico S.A. de C.V. (see Note 3 (a)).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 26, 2008.

3	Acquisition of business

(a)	Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)

On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, Ternium now owns all of Grupo Imsa’s issued and outstanding share capital.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.

Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

	USD Thousands
	Fair value	Book value
Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949

Net	1,207,158	543,948
Goodwill	455,776
Goodwill – Discontinued operations	65,740

Total Purchase Consideration	1,728,674
Other cash consideration – Income Tax paid on the transaction	297,700

(1)	These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.

Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against future income tax obligations for the following three fiscal years. As the Company expects to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment (USD 222.7 million have been disclosed under Other Receivables line item and USD 75.0 million have been offset against Current Tax Liabilities at December 31, 2007).

The transactions were financed primarily through the incurrence of debt as follows:

•

Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility will be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

•

Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

Grupo Imsa assumed on August 3, 2007 certain of Hylsa’s loans under the Hylsa Facility, as well as a portion of Hylsa’s remaining unused commitments. Following the assumption date:

•	Hylsa’s debt under the Hylsa Facility amounted to USD 2,070 million in principal amount, and Grupo Imsa’s debt under that facility amounted to USD 1,415 million in principal amount; and

•	Grupo Imsa’s unused commitment under the facility amounted to USD 140 million.

The loans of each of Hylsa and Grupo Imsa are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

Each of the Ternium Facility and the Hylsa Facility contains covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.

Pro forma data including acquisitions for the year ended December 31, 2007

Had the Grupo Imsa transaction been consummated on January 1st., 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately $9.6 billion and $0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.

(b)	Acerex S.A. de C.V.

In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. (“Acerex”) through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.

As permitted by IFRS 3 “Business Combinations” (“IFRS 3”), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

(c)	Additional shares of Siderar bought by Ternium S.A.

On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.

(d)	Impeco S.A.

On November 18, 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

The acquired business contributed revenues of USD 73.3 million in the year ended December 31, 2006. The fair value of assets and liabilities arising from acquisition are as follows:

USD Thousands
Property, plant and equipment	47,825
Inventories	8,180
Deferred tax liabilities	(875)
Others assets and liabilities, net	53

Net	55,183

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

(e)	Hylsamex

On May 18, 2005, III BVI, Hylsamex S.A. de C.V. and Alfa entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.9% equity interest in that company.

Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

USD Thousands
Property, plant and equipment	2,129,325
Inventories	345,053
Cash and cash equivalents	215,411
Deferred tax liabilities	(449,537)
Pension benefits	(116,860)
Borrowings	(751,730)
Others assets and liabilities, net	488,297
Minority interest	(156,651)

Net	1,703,308

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

(f)	Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(e)). Goodwill resulting from this acquisition totaled USD 0.7 million. During 2007, Siderar completed the acquisition of 56,502 additional shares of Hylsamex, representing 0.01% of that company’s issued and outstanding common stock, for a total consideration of USD 0.2 million.

(g)	Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 million correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

USD Thousands
Property, plant and equipment	2,444,289
Inventories	284,676
Cash and cash equivalents	305,342
Deferred Tax Liabilities	(284,242)
Pension Benefits	(78,425)
Provisions	(37,163)
Borrowings	(656,658)
Others assets and liabilities, net	(13,459)
Minority Interest	(795,178)

Net	1,169,182

4	Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption

Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption

Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

(b)	Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting translation differences are recognized as a separate component of equity.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(b)	Foreign currency translation (continued)

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

(c)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use. At December 31, 2007, no borrowing costs have been capitalized.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (e) “Impairment”).

(d)	Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(d)	Intangible assets (continued)

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions and exploration costs

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

Exploration costs are classified as intangible assets until the production begins. Exploration costs are tested for impairment annually.

(3) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2007, 2006 and 2005 totaled USD 1.5 million, USD 1.8 million and USD 2.1 million, respectively.

(5) Customer relationships intangible asset acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.

Customer relationships are amortized over a useful life of approximately 10 years.

(6) Trademarks

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.

Trademarks are amortized over a useful life of approximately 5 years.

(e)	Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

At December 31, 2007, 2006 and 2005, no impairment provisions were recorded.

(f)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(f)	Other investments (continued)

Management determines the classification of its investments at initial recognition. The entity classifies its investments as financial assets at fair value through profit or loss.

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(g)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at year end are valued at supplier’s invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging.

In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

(h)	Trade receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(i)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(j)	Non current assets (disposal group) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale, net of liabilities directly associated with them, at December 31, 2007, totals USD 555.4 million, of which USD 547.9 correspond to discontinued operations (see notes 29 and 34) and USD 7.5 million correspond principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(k)	Shareholders’ equity

The consolidated statement of changes in shareholders’ equity for the years 2007, 2006 and 2005 was prepared based on the following criteria:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.

•

Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.

•

For purposes of preparing the combined statement of changes in shareholders’ equity for the year ended December 31, 2005, shown as comparative information, dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris. Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized borrowing costs are amortized over the life of their respective debt.

(m)	Income taxes – current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(m)	Income taxes – current and deferred (continued)

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in current other liabilities and non current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

(n)	Employee liabilities

(1) Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Sidor

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the union representing Sidor’s employees, on July 6, 1998, Sidor has established a defined contribution plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 “Employee Benefits”, Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

Hylsamex

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(n)	Employee liabilities (continued)

Grupo IMSA

Grupo Imsa has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan Grupo Imsa is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A respected financial institution administers the contributed funds. For purposes of International Accounting Standard No. 19 “Employee Benefits”, this plan qualifies as a defined contribution plan.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years beginning January 1, 2007 and will be redeemed by the Company ten years after grant date. As of December 31, 2007, the outstanding liability corresponding to the Program amounts to USD 1.9 million.

(4) Social security contributions

Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(p)	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 10).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(q)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(r)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

(s)	Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.

(t)	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes the products other than flat and long steel, mainly pig iron and pellets.

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

Allocation of net sales is based on the customers’ location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information

Primary reporting format – business segments

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2007
Net sales	6,511,783	1,466,907	205,691	—	8,184,381
Cost of sales	(4,611,413)	(1,032,666)	(151,961)	—	(5,796,040)

Gross profit	1,900,370	434,241	53,730	—	2,388,341

Selling, general and administrative expenses	(659,144)	(148,976)	(17,687)	—	(825,807)
Other operating income, net	14,959	7,707	1,208	—	23,874

Operating income	1,256,185	292,972	37,251	—	1,586,408

Capital expenditures—PP&E	360,121	36,230	622	—	396,973
Depreciation—PP&E	428,289	75,681	10,789	—	514,759

Segment assets
Inventories, net	1,702,777	188,562	21,712	—	1,913,051
Trade receivables, net	710,965	116,788	20,074	—	847,827
Property , plant and equipment, net	5,998,147	812,885	47,747	—	6,858,779
Intangibles assets, net	1,312,315	82,741	57,174	—	1,452,230
Other assets	—	—	—	2,695,423	2,695,423
Segment liabilities	938,246	221,083	26,847	6,214,244	7,400,420

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2006
Net sales	5,060,582	1,262,603	242,397	—	6,565,582
Cost of sales	(3,294,580)	(860,724)	(141,675)	—	(4,296,979)

Gross profit	1,766,002	401,879	100,722	—	2,268,603

Selling, general and administrative expenses	(492,938)	(119,065)	(12,781)	—	(624,784)
Other operating (expenses) income, net	(13,356)	(6)	6,112	—	(7,250)

Operating income	1,259,708	282,808	94,053	—	1,636,569

Capital expenditures—PP&E	358,541	17,730	7,401	—	383,672
Depreciation—PP&E	333,926	57,765	12,493	—	404,184

Segment assets
Inventories, net	1,078,954	109,143	53,228	—	1,241,325
Trade receivables, net	407,684	141,228	28,954	—	577,866
Property , plant and equipment, net	4,632,273	732,131	56,279	—	5,420,683
Intangibles assets, net	410,985	79,424	61,178	—	551,587
Other assets	—	—	—	979,078	979,078

Segment liabilities	592,734	109,870	24,820	2,555,974	3,283,398

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Flat steel products	Long Steel products	Other	Unallocated	Total
Year ended December 31, 2005
Net sales	3,680,582	625,368	143,821	—	4,449,771
Cost of sales	(2,014,227)	(390,177)	(82,570)	—	(2,486,974)

Gross profit	1,666,355	235,191	61,251	—	1,962,797

Selling, general and administrative expenses	(412,042)	(77,024)	(15,621)	—	(504,687)
Other operating expenses, net	(56,281)	(2,163)	(7,505)	—	(65,949)

Operating income	1,198,032	156,004	38,125	—	1,392,161

Capital expenditures — PP&E	208,772	14,587	—	—	223,359
Depreciation — PP&E	267,975	32,604	1,387	—	301,966

Segment assets
Inventories, net	859,270	126,536	14,313	—	1,000,119
Trade receivables, net	363,573	74,925	34,262	—	472,760
Property, plant and equipment, net	4,653,192	749,305	61,374	—	5,463,871
Intangibles assets, net	403,432	78,102	71,348	—	552,882
Other assets	—	—	—	1,170,349	1,170,349

Segment liabilities	717,855	193,247	31,117	4,141,843	5,084,062

Secondary reporting format — geographical segments

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2007
Net sales	4,593,470	3,421,906	169,005	8,184,381
Segment assets
Trade receivables, net	219,840	615,559	12,428	847,827
Property, plant and equipment	3,338,282	3,520,447	50	6,858,779

Depreciation—PP&E	326,105	188,616	38	514,759
Capital expenditures — PP&E	226,081	170,892	—	396,973
Year ended December 31, 2006
Net sales	3,700,489	2,769,105	95,988	6,565,582
Segment assets
Trade receivables, net	202,784	355,631	19,451	577,866
Property, plant and equipment	3,450,176	1,970,420	87	5,420,683

Depreciation — PP&E	270,453	133,688	43	404,184
Capital expenditures — PP&E	286,008	97,662	2	383,672

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2005
Net sales	2,793,725	1,293,464	362,582	4,449,771
Segment assets
Trade receivables, net	64,837	335,795	72,128	472,760
Property, plant and equipment	3,409,045	2,054,687	139	5,463,871
Depreciation — PP&E	249,808	52,132	26	301,966
Capital expenditures — PP&E	180,867	42,473	19	223,359

6	Cost of sales

	Year ended December 31,
	2007	2006	2005
Inventories at the beginning of the year	1,241,325	1,000,119	254,286
Acquisition of business	501,304	8,180	629,729
Plus: Charges for the year
Raw materials and consumables used and other movements	4,162,226	3,004,001	1,624,729
Services and fees	213,294	152,978	119,155
Labor cost	603,614	520,717	306,215
Depreciation of property, plant and equipment	499,424	388,810	295,538
Amortization of intangible assets	17,557	14,470	10,488
Maintenance expenses	403,108	350,903	207,490
Office expenses	8,763	8,135	8,020
Freight and transportation	30,899	25,451	22,746
Insurance	11,407	10,041	4,749
(Recovery) Allowance for obsolescence	(4,417)	30,320	7,927
Recovery from sales of scrap and by-products	(83,936)	(48,488)	(35,266)
Others	104,523	72,667	31,287
Less: Inventories at the end of the year	(1,913,051)	(1,241,325)	(1,000,119)

Cost of Sales	5,796,040	4,296,979	2,486,974

7	Selling, general and administrative expenses

	Year ended December 31,
	2007	2006	2005
Services and fees	68,811	52,169	48,668
Labor cost	209,456	157,155	119,960
Depreciation of property plant and equipment	15,335	15,374	6,428
Amortization of intangible assets	33,532	5,841	3,951
Maintenance and expenses	20,080	17,397	7,316
Taxes	76,393	56,795	65,263
Office expenses	29,591	29,722	24,529
Freight and transportation	344,165	271,286	217,368
Insurance	1,845	1,234	475
Recovery of allowance for doubtful accounts	(1,524)	(5,207)	(2,467)
Others	28,123	23,018	13,196

Selling, general and administrative expenses	825,807	624,784	504,687

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2007	2006	2005
Wages, salaries and social security costs	707,888	558,800	361,250
Termination benefits	41,118	18,176	40,364
Pension benefits (Note 24 (i))	64,064	100,896	24,561

	813,070	677,872	426,175

9	Other operating income (expenses), net

	Year ended December 31,
	2007	2006	2005
(i) Other operating income
Gain from the sale of sundry assets	17,411	1,064	2,443
Others	11,338	15,652	4,100

Total other operating income	28,749	16,716	6,543

(ii) Other operating expenses
Recovery (provision) for legal claims and other matters	4,184	(8,645)	(13,586)
Others	(9,059)	(1,998)	(4,558)

Total other operating expenses	(4,875)	(10,643)	(18,144)

(iii) Derecognition of property, plant and equipment	—	(13,323)	(54,348)

Total other operating income (expenses), net	23,874	(7,250)	(65,949)

10	Other financial expenses, net

	Year ended December 31
	2007	2006	2005
Debt issue costs	(9,061)	(13,686)	(3,171)
Net foreign exchange transaction gains and change in fair value of derivative instruments	(19,083)	(16,541)	(28,828)
Income from Participation Account (i)	—	—	44,050
Loss from Participation Account (i)	(282,534)	(270,161)	(265,207)
Others	(40,418)	(22,029)	(8,296)

Other financial expenses, net	(351,096)	(322,417)	(261,452)

(i)	As a result of the debt restructuring process carried out by Sidor in 2003, Ylopa became Sidor’s creditor in a Participation Account Agreement. This agreement provides for a compensation in the form of cash payments to be paid on a quarterly basis and has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor.

Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in above has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium’s share of the Participation Account has been offset against Amazonia’s loss for the same concept and shown net under Loss from Participation Account line item.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

11	Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2007	2006	2005
Current tax	(284,704)	(387,741)	(246,024)
Deferred tax (Note 23)	121,296	111,418	24,990
Utilization of previously unrecognized tax losses (see Note 23)	768	13,967	2,542

	(162,640)	(262,356)	(218,492)

Income tax expense for the years ended December 31, 2007, 2006 and 2005 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2007	2006	2005
Income before income tax	1,152,988	1,258,322	1,291,305

Income tax expense at statutory tax rate	(352,927)	(383,498)	(271,953)
Non taxable income	254,940	156,008	70,115
Non deductible expenses	(42,730)	(36,050)	(19,196)
Utilization of previously unrecognized tax losses	768	13,967	2,542
Provisions for tax loss carry-forwards	(22,691)	(12,783)	—

Income tax expense	(162,640)	(262,356)	(218,492)

12	Property, plant and equipment, net

Year ended December 31, 2007	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101
Translation differences	1,950	(23,368)	(45,519)	(3,766)	(3,166)	(719)	(74,588)
Acquisition of business	203,586	222,134	1,102,553	9,520	62,791	1,814	1,602,398
Additions	317	8,193	13,339	3,996	371,128	—	396,973
Disposals / Consumptions	(153)	(4,848)	(73,886)	(3,737)	(3,902)	—	(86,526)
Transfers	6,477	253,153	94,207	1,999	(429,358)	43,743	(29,779)

Values at the end of the year	523,693	2,011,957	6,375,658	200,070	348,776	70,425	9,530,579

Depreciation
Accumulated at the beginning of the year	—	(463,372)	(1,708,375)	(128,737)	—	(934)	(2,301,418)
Translation differences	—	13,078	39,690	3,290	—	20	56,078
Depreciation charge	—	(104,357)	(395,193)	(13,845)	—	(1,364)	(514,759)
Disposals / Consumptions	—	2,846	63,674	2,513	—	—	69,033
Transfers	—	(272)	19,301	198	—	39	19,266

Accumulated at the end of the year	—	(552,077)	(1,980,903)	(136,581)	—	(2,239)	(2,671,800)

At December 31, 2007	523,693	1,459,880	4,394,755	63,489	348,776	68,186	6,858,779

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12	Property, plant and equipment, net (continued)

Year ended December 31, 2006	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514
Translation differences	(3,807)	(11,287)	(43,129)	(1,644)	(770)	(155)	(60,792)
Acquisition of business	2,624	42,603	2,598	—	—	—	47,825
Additions	—	—	21,275	3,424	351,744	7,229	383,672
Disposals / Consumptions	(19)	(40)	(1,374)	(2,500)	—	(106)	(4,039)
Derecognition	—	—	(38,950)	(17)	(192)	—	(39,159)
Transfers	(1,749)	83,648	87,448	5,588	(189,855)	—	(14,920)

Values at the end of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101

Depreciation
Accumulated at the beginning of the year	—	(386,021)	(1,442,682)	(116,019)	—	(921)	(1,945,643)
Translation differences	—	3,706	13,403	1,097	—	12	18,218
Depreciation charge	—	(83,357)	(305,320)	(15,397)	—	(110)	(404,184)
Disposals / Consumptions	—	20	388	1,582	—	85	2,075
Derecognition	—	—	25,836	—	—	—	25,836
Transfers	—	2,280	—	—	—	—	2,280

Accumulated at the end of the year	—	(463,372)	(1,708,375)	(128,737)	—	(934)	(2,301,418)

At December 31, 2006	311,516	1,093,321	3,576,589	63,321	351,283	24,653	5,420,683

13	Intangible assets, net

Year ended December 31, 2007	Information System Projects	Mining Concessions and Exploration Costs	Customer Relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	68,326	129,570	—	—	397,943	595,839
Translation differences	(195)	(101)	1,169	850	(3,017)	(1,294)
Acquisition of business (see note 3)	5,895	—	380,079	70,430	455,776	912,180
Additions	33,843	1,501	3,951	—	—	39,295

Values at the end of the year	107,869	130,970	385,199	71,280	850,702	1,546,020

Amortization
Accumulated at the beginning of the year	(30,876)	(13,376)	—	—	—	(44,252)
Translation differences	663	(59)	980	(33)	—	1,551
Amortization charge	(21,511)	(8,585)	(15,086)	(5,907)	—	(51,089)

Accumulated at the end of the year	(51,724)	(22,020)	(14,106)	(5,940)	—	(93,790)

At December 31, 2007	56,145	108,950	371,093	65,340	850,702	1,452,230

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13	Intangible assets, net (continued)

Year ended December 31, 2006	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	50,385	126,934	399,694	577,013
Translation differences	(409)	(1,159)	(2,426)	(3,994)
Additions	18,350	3,795	675	22,820

Values at the end of the year	68,326	129,570	397,943	595,839

Amortization
Accumulated at the beginning of the year	(19,807)	(4,324)	—	(24,131)
Translation differences	147	43	—	190
Amortization charge	(11,216)	(9,095)	—	(20,311)

Accumulated at the end of the year	(30,876)	(13,376)	—	(44,252)

At December 31, 2006	37,450	116,194	397,943	551,587

14	Investments in associated companies

	Year ended December 31,
	2007	2006
At the beginning of the year	16,285	9,122
Translation adjustment	(16)	31
Contributions	34,838	2,598
Equity in (losses) earnings of associated companies	(7,065)	4,534

At the end of the year	44,042	16,285

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2007	2006	2007	2006
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	2,893	2,747
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	49.80%	49.80%	40,227	12,866
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	95	120
Finma S.A.I.F. (4)	Argentina	33.33%	33.33%	827	552

				44,042	16,285

(1)	Holding Company. Indirectly through the participation in Alvory.
(2)	Manufacturing and marketing of briquettes. Indirectly through the participation in Sidor.
(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4)	Consulting and financial services. Indirectly through the participation in Siderar.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

15	Other investments, net – non-current

	As of December 31,
	2007	2006
Time deposits with related parties (i) (Note 30)	12,673	11,249
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	1,842	1,895
Others	300	243
Total	14,815	13,387

(i)	Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii)	Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.

16	Receivables, net – non-current

	As of December 31,
	2007	2006
Receivables with related parties (Note 30)	35,949	63,323
Employee advances and loans	13,078	12,616
Receivables from sale of fixed assets	1,378	1,542
Income tax credit paid on business acquisition (Note 3)	138,700	—
Tax credits	14,810	—
Others	14,235	2,795
Allowance for doubtful accounts (Note 21 )	(512)	(1,373)

	217,638	78,903

17	Receivables - current

	As of December 31,
	2007	2006
Value added tax	23,073	8,513
Tax credits	118,881	19,442
Income tax credit paid on business acquisition (Note 3)	84,000	—
Employee advances and loans	17,046	6,222
Advances to suppliers	52,044	27,583
Expenses paid in advance	15,585	12,175
Government tax refunds on exports	56,056	43,531
Receivables with related parties (Note 30)	29,058	42,619
Others	30,295	15,733

	426,038	175,818

18	Inventories, net

	As of December 31,
	2007	2006
Raw materials, materials and spare parts	732,437	519,530
Goods in process	672,656	458,839
Finished goods	360,526	262,873
Goods in transit	229,934	78,862
Allowance for obsolescence (Note 22)	(82,502)	(78,779)

	1,913,051	1,241,325

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

19	Trade receivables, net

	As of December 31,
	2007	2006
Current accounts	845,814	592,800
Trade receivables with related parties (Note 30)	28,977	10,149
Allowance for doubtful accounts (Note 22)	(26,964)	(25,083)

	847,827	577,866

20	Cash, cash equivalents and other investments

	As of December 31,
	2007	2006
(i) Other investments
Deposits and foreign private sector bonds (due in more than 90 days)	65,337	—

	65,337	—

(ii) Cash and cash equivalents
Cash at banks and deposits (due in less than 90 days)	1,126,041	633,002
Restricted cash	—	10,350

	1,126,041	643,352

21	Allowances and Provisions – non current

	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2007
Values at the beginning of the year	1,373	60,543
Translation differences	(33)	(317)
Acquisition of business	—	10,011
Additions	—	16,690
Reversals	(828)	(20,874)
Used	—	(8,708)

At December 31, 2007	512	57,345

Year ended December 31, 2006
Values at the beginning of the year	3,024	54,138
Translation differences	(27)	(137)
Additions	—	9,966
Reversals	(1,624)	(1,321)
Used	—	(2,103)

At December 31, 2006	1,373	60,543

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

22	Allowances - current

	Deducted from assets
	Allowance for doubtful accounts	Allowance for obsolescence
Year ended December 31, 2007
Values at the beginning of the year	25,083	78,779
Translation differences	(221)	(548)
Acquisition of business	4,616	14,357
Reversals	(4,440)	(20,958)
Additions	3,743	16,541
Used	(1,817)	(5,669)

At December 31, 2007	26,964	82,502

Year ended December 31, 2006
Values at the beginning of the year	29,851	52,819
Translation differences	(420)	(513)
Reversals	(3,937)	(19,300)
Additions	354	49,620
Used	(765)	(3,847)

At December 31, 2006	25,083	78,779

23	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2007	2006
At beginning of the year	(948,716)	(1,019,062)
Acquisition of business	(481,930)	(1,067)
Translation differences	3,336	9,705
Uses of tax loss carry-forwards	—	(63,677)
Income statement credit	122,064	125,385

At end of the year	(1,305,246)	(948,716)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

23	Deferred income tax (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	As of December 31, 2007
At beginning of year	(967,228)	(84,448)	(41,263)	(70,992)	(1,163,931)
Acquisition of business	(282,233)	(17,818)	(115,026)	(66,853)	(481,930)
Translation differences	6,158	(377)	(1,385)	324	4,720
Income statement credit	102,828	2,232	10,683	832	116,575

At end of year	(1,140,475)	(100,411)	(146,991)	(136,689)	(1,524,566)

Deferred tax assets	Provisions	Trade Receivables	Tax loss carry- forwards	Other	Total at December 31, 2007
At beginning of year	37,499	23,583	47,017	107,116	215,215
Acquisition of business	—	—	—	—	—
Translation differences	(367)	8	(309)	52	(616)
Income statement credit (charge)	33,109	(10,732)	(45,335)	27,679	4,721

At end of year	70,241	12,859	1,373	134,847	219,320

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As December 31, 2007 and 2006, USD 31,793 and USD 36,439, respectively, have been classified as non-current assets and USD1,337,039 and USD 985,155, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:

	As of December 31,
	2007	2006
Deferred tax assets to be recovered after more than 12 months	129,376	158,205
Deferred tax liabilities to be settled after more than 12 months	(1,339,333)	(1,078,181)

	(1,209,957)	(919,976)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities

	As of December 31,
	2007	2006
(i) Other liabilities— non-current
Termination benefits	8,723	3,716
Pension benefits	317,050	263,454
Related Parties (Note 30)	1,272	1,149
Other	9,455	6,247

	336,500	274,566

Pension benefits

The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2007	2006
Present value of unfunded obligations	362,748	304,922
Unrecognized prior service costs	(2,137)	(16,282)
Unrecognized actuarial losses	(43,561)	(25,186)

Liability in the balance sheet	317,050	263,454

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2007	2006
Current service cost	7,848	8,079
Interest cost	59,747	36,549
Changes to pension plan (1)	—	46,947
Amortization of prior service costs	580	593
Net actuarial (gains) losses recognized in the year	(4,111)	8,728

Total included in labor costs	64,064	100,896

(1)	In December 2006, Sidor decided a change in the benefits associated to the pension plan which became effective on January 1, 2007. This change consists mainly of an increase of the minimum pension benefit to be provided to retired employees. Consequently, the pension plan actuarial liability was adjusted to reflect this change.

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2007	2006
At the beginning of the year	263,454	177,899
Transfers and new participants of the plan	258	(130)
Total expense	64,064	100,896
Translation differences	185	(1,355)
Contributions paid	(10,911)	(13,856)

At the end of year	317,050	263,454

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities (continued)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Venezuela	2007	2006
Discount rate	29.14%	26.81%
Rate of compensation increase	16.34%	16.34%

	Year ended December 31,
Mexico	2007	2006
Discount rate	8.75%	9.50%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
Argentina	2007	2006
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2007	2006
(ii) Other liabilities – current
Payroll and social security payable	108,020	81,841
Termination benefits	3,939	2,885
Participation account	51,219	54,454
Related Parties (Note 30)	9,194	15,090
Others	9,867	4,104

	182,239	158,374

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2007 and 2006 were as follows:

	Year ended December 31,
	2007	2006
Contracts with positive fair values:
Interest rate swap contracts	—	6,857
Foreign exchange contracts	—	995
Commodities contracts	577	—

	577	7,852

Contracts with negative fair values:
Interest rate swap contracts	(9,557)	—
Foreign exchange contracts	(3,736)	—
Commodities contracts	—	(15,487)

	(13,293)	(15,487)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed rate debt. As of December 31, 2007, most of the Company’s long-term borrowings were at variable rates.

Both Hylsa and Grupo Imsa, entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Derivative financial instruments (continued)

As of December 31, 2007, Hylsa had and outstanding agreement from 2003, with a notional amount of USD 120.8 million and a cap interest rate of 7.00%. This agreement is due on January 2, 2008. In addition, during 2007 Hylsa entered into four interest rate collars, that fix the interest rate to be paid over an aggregate notional amount of USD 1,125 million, in an average range of 3.28% to 5.50%. These agreements are due in July 2009.

On February 23, 2007, Grupo IMSA entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4,16% to 6,00%. These agreements are due in November 2011 and March 2012. On September 21, 2007, after its acquisition by Ternium, Grupo IMSA entered into other two interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 375 million, in an average range of 3.28% to 5.50%. Both agreements are due in July 2009.

b) Foreign exchange contracts

From time to time, Siderar enters into non-deliverable forward agreements to manage its exposure to changes in the Argentine Peso against the US Dollar.

As of December 31, 2007, Siderar had a non-deliverable forward agreement with a notional amount of ARS 20.4 million at an average exchange rate of 3.1655 Argentine Pesos per US Dollar. This forward is due in January 2008.

On May 27, 2003, Grupo IMSA entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican Peso against the US Dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2007, the notional amount totals USD 52.6 million and the fixed interest rate is 9.30% per annum. This agreement is due on May 27, 2009.

Futhermore, during September and October, 2007, Grupo IMSA entered into three forward sales over an aggregate notional amount of USD 150 million, and an average exchange rate of 11.02 Mexican Pesos per US Dollar, to manage its exposure to changes in the Mexican Peso against the US Dollar. All these forwards are due on March 3, 2008.

The net fair values of the exchange rate derivative contracts as of December 31, 2007 and December 31, 2006 were:

		Fair Value at December 31,
Currencies	Contract	2007	2006
MXN/USD	Forward	(1,220)	817
MXN/USD	Cross Currency Swap	(2,486)	—
ARS/USD	ND Forward	(30)	178

		(3,736)	995

c) Commodities contracts

Hylsa entered into derivative structures with JP Morgan Chase Bank N.A. and Citibank N.A. to manage the impact of the fluctuation of natural gas price over its cost.

As of December 2007, Hylsa had four structures outstanding over an aggregate notional amount of 6 MMBTU (50 contracts a month). These structures cover Hylsa until March 2008.

Contract	Average price	Fair value at December 31,
		2007	2006
Call –Purchases	7.65/7.45	1,200	13,167
Call – Sales	10.00	(29)	(6,716)
Put – Sales	7.65@KI /7.45@KI	(594)	(12,505)
Swaps –Purchases	7.36	—	(9,433)

		577	(15,487)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

26	Borrowings

	Year ended December 31,
	2007	2006
(i) Non-current
Bank borrowings	3,684,702	551,990
Less: debt issue costs	(7,205)	(3,589)

	3,677,497	548,401

(ii) Current
Bank borrowings	430,452	509,201
Borrowings with related parties (Note 30)	—	2,161

	430,452	511,362
Less: debt issue costs	(23,048)	(2,668)

	407,404	508,694

Total Borrowings	4,084,901	1,057,095

The maturity of borrowings is as follows:

	Expected Maturity Date
	2008	2009	2010	2011	2012	Thereafter	At December 31, (1)
							2007	2006
Fixed Rate	186,977	—	—	—	—	7,661	194,638	158,124
Floating Rate	220,427	371,232	320,390	1,732,767	1,210,473	34,974	3,890,263	898,971

Total	407,404	371,232	320,390	1,732,767	1,210,473	42,635	4,084,901	1,057,095

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates—which incorporate instruments denominated mainly in US dollars—at the balance sheet date were as follows:

	December 31,
	2007	2006
Bank borrowings	6.15%	6.82%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2007 and 2006, respectively.

Breakdown of long-term borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2007	2006
USD	Floating	3,807,438	898,971
USD	Fixed	190,758	62,179
ARS	Fixed	2,067	55,845
MXN	Fixed	1,812	—
MXN	Floating	82,826	—
VEB	Fixed	—	40,100

Total bank borrowings		4,084,901	1,057,095

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia Ltd. - PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD 41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2007, Sidor’s potential exposure under this litigation amounted to USD160.7 million.

(ii) Tax claims

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 21.7 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD 14.1 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December, 2006 there was a payment of USD 0.1 million according to the Company´s filing and the Fiscal Court´s approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.8 million as of December 31, 2007 as management considers there is a probable cash outflow.

(b) Sidor

The Company recorded a provision for a total amount of USD 7.3 million in connection with tax matters arising from compensations of tax credits made by Sidor since the implementation of the V.A.T. law in June, 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

(iii) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018.

(b) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousand m3/day), whether it uses it or not. The contracted volume of 900 thousand m3/day will terminate in 2013 and the residual volumen, in 2019.

(c) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

(d) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(e) In 1997 Sidor entered into a twenty-year contract with Ferrominera del Orinoco (“FMO”) for the supply of iron ore. Pursuant to this contract, FMO will supply Sidor up to a maximum annual volume of iron ore needed to produce 6.6 million tons of pellets until 2017. Sidor and FMO entered into an amendment to the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (that percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(f) In 1998, Sidor signed a contract with Ternium´s related company TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer controlled by Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(g) On August 20, 2004, Sidor entered into a contract with its associated company Matesi Materiales Siderúrgicos S.A. for the supply of hot briquetted iron (HBI). Sidor commited to purchase 29.9% of Matesi’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9 % until reaching a 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or Matesi object to its renewal more than one year prior to its termination.

(h) On April 6, 2006, Sidor entered into a slag removal and raw material handling services contract with Sidernet de Venezuela C.A., a related party, for a total estimate amount of USD 155.9 million. The agreement is due to terminate in June 2016.

(i) Hylsa’s production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 42% of Hylsa’s electricity needs with the remainder supplied by CFE, the Mexican state-owned utility. The contract with Iberdrola will terminate in 2027.

Effective January 1, 2008, Iberdrola invoked an early termination clause included in the above mentioned contract in connection with two of the plants located in Puebla and Apodaca. This early termination clause provides for a ninety-day period before electricity supply is suspended. Accordingly, the termination of the contract and the suspension of the energy supply will be effective on March 31, 2008. The contracted electrical demand from these two plants represents approximately 22% of the total demand of 143.2 MW.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

(j) Hylsamex S.A. de C.V. and subsidiaries entered into 16 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2008 to 2012, include USD 13.3 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2007 accounts for USD 12.7 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Thousands
2008	6,625
2009-2012	6,636

Total	13,261

(k) On April 5, 2000, several subsidiaries of Grupo Imsa which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Grupo Imsa is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits.

(l) On April 1, 2003, Grupo Imsa (through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to one of Grupo Imsa’s plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Grupo Imsa’s needs during the relevant period and Grupo Imsa has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.

(m) On December 16, 2004, Grupo Imsa entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”). During the term of the contract, Grupo Imsa through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Grupo Imsa’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.

As per the Agreement, Grupo Imsa is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD15.1 million. The initial payment and the due payments described in (ii) above have been made prior to the acquisition of Grupo Imsa by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

(n) On January 19, 2006, Grupo Imsa (through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Grupo Imsa’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Grupo Imsa’s daily needs for the relevant period. Grupo Imsa has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.

(iv) Restrictions on the distribution of profits

Under the credit agreements entered into to finance the acquisition of Hylsamex, the Company and its affiliates had some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e). As of December 31, 2007, Ternium S.A. and Siderar S.A.I.C. have fully repaid these loans, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2007, this reserve reached the above-mentioned threshold.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2007
Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	301,912
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2007	499,842
Profit for the year	731,983

Total shareholders equity under Luxembourg GAAP	5,153,077

During the annual general shareholders meeting held on June 6, 2007, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2006, and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2007.

28	Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares with no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

In October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company.

Upon the consummation of this exchange, as of December 31, 2005 the capital was increased to USD 1,396,551,887 represented by 1,396,551,887 shares of 1 USD nominal value each.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company.

As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company´s Initial Public Offering was settled on February 6, 2006.

In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Earnings per share (continued)

As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.

Upon consummation of the transactions mentioned, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2007	2006	2005
Profit attributable to equity holders of the Company	784,490	795,424	704,406
Weighted average number of ordinary shares in issue	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share (USD per share)	0.39	0.41	0.58
Diluted earnings per share (USD per share)	0.39	0.41	0.54

29	Discontinued operations

On December 19, 2007, Ternium, through its subsidiary Imsa Acero S.A. de C.V., entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for the sale of IMSA’s interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Following consummation of the sale, Ternium will continue to own Steelscape’s Shreveport plant (see Note 34).

Analysis of the result of discontinued operations:

Year ended December 31, 2007
Gross profit	37,145
Selling, general and administrative expenses	(23,765)
Other operating expenses, net	(839)

Operating income	12,541
Financial income, net	419

Income before income tax	12,960
Income tax expense	(2,142)

Income for the year from discontinued operations	10,818

Cash from discontinued operations decreased by USD 3.9 million in 2007, mainly as a result of a USD 6.5 million increase in cash provided by operating activities and a USD 10.4 million decrease in cash from investing activities.

30	Related party transactions

The Company is controlled by San Faustín, which at December 31, 2007 indirectly owned 70.52% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A. For commitments with Related Parties see Note 27.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30	Related party transactions (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2007	2006
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	52	1,650
Sales of goods to other related parties	130,893	90,665
Sales of services to associated parties	2,100	2,938
Sales of services to other related parties	3,855	1,608

	136,900	96,861

(b) Purchases of goods and services
Purchases of goods from associated parties	49,524	75,751
Purchases of goods from other related parties	49,041	62,023
Purchases of services from associated parties	25,664	3,999
Purchases of services from other related parties	167,754	156,716

	291,983	298,489

(c) Financial results
Income with associated parties	3,440	3,820
Income with other related parties	26	38
Expenses with other related parties	—	(1,815)

	3,466	2,043

	At December 31,
	2007	2006
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	40,980	67,558
Receivables from other related parties	53,004	48,533
Payables to associated parties	(7,681)	(5,588)
Payables to other related parties	(29,749)	(48,032)

	56,554	62,471

(b) Other investments

Time deposit	12,673	11,249

(c) Financial debt

Borrowings with other related parties (Note 26)	—	(2,161)

(iii) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2007, 2006 and 2005 amounts to USD 9,984 thousand, USD 10,276 thousand and USD 4,485 thousand, respectively.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

31	Cash flow disclosures

	At December 31,
	2007	2006	2005
(i) Changes in working capital (i)
Inventories	(171,938)	(271,480)	(133,995)
Receivables, other investments and others	(5,476)	122,917	3,103
Trade receivables	40,841	(96,122)	97,814
Other liabilities	(5,422)	(93,472)	46,117
Trade payables	166,878	62,004	41,381

	24,883	(276,153)	54,420

(ii) Income tax accruals less payments
Tax accrued (Note 11)	162,640	262,356	218,492
Taxes paid	(343,688)	(280,431)	(262,500)

	(181,048)	(18,075)	(44,008)

(iii) Interest accruals less payments
Interest accrued	142,137	112,918	81,608
Interest paid	(52,672)	(108,721)	(57,085)

	89,465	4,197	24,523

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

32	Recently issued accounting pronouncements

(i) International Accounting Standard 23 (revised 2007), “Borrowing Costs”

In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), “Borrowing Costs” (the “Standard”). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.

The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.

The Company’s management estimates that the application of IAS 23 (revised 2007) will not have a material effect on the Company’s financial condition or results of operations.

(ii) IFRIC Interpretation 13, Customer Loyalty Programmes

In June 2007, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 13 “Customer Loyalty Programmes” (“IFRIC 13”). IFRIC 13 applies to customer loyalty award credits that:

(a) an entity grants to its customers as part of a sales transaction (i.e. a sale of goods, rendering of services or use by a customer of entity assets); and

(b) subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services.

IFRIC 13 addresses accounting by the entity that grants award credits to its customers.

An entity shall apply IFRIC 13 for annual periods beginning on or after July 1, 2008, although earlier application is permitted. If an entity applies IFRIC 13 for a period beginning before July 1, 2008, it shall disclose that fact.

The Company’s management estimates that the application of IFRIC 13 will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements (continued)

(iii) IFRIC Interpretation 14, IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, IFRIC issued IFRIC Interpretation 14 “IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 applies to all post-employment defined benefits and other long-term employee defined benefits and addresses the following issues:

(a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19;

(b) how a minimum funding requirement might affect the availability of reductions in future contributions; and

(c) when a minimum funding requirement might give rise to a liability.

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted.

The Company’s management has not assessed the potential impact that the application of IFRIC 14 may have on the Company’s financial condition or results of operations.

(iv) International Accounting Standard 1 (revised 2007), “Presentation of Financial Statements”

In September 2007, the International Accounting Standards Board issued International Accounting Standard 1 Revised, “Presentation of Financial Statements” (“IAS 1 Revised”). IAS 1 Revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The main changes introduced by IAS 1 Revised in respect of the previous version of IAS 1 include the following:

(a) a complete set of financial statements shall include a statement of financial position as at the beginning of the earliest comparative period whenever the entity retrospectively applies an accounting policy or makes a retrospective restatement;

(b) changes in equity arising from transactions with owners in their capacity as owners shall be reported separately from non-owners changes in equity;

(c) an entity shall disclose income tax relating relating to each component of other comprehensive income; and

(d) the option to present distributions to equity holders (dividends) in the income statement is no longer available

IAS 1 Revised is applicable for annual periods beginning on or after January 1, 2009, although earlier application is permitted.

The Company’s management has not assessed the potential impact that the application of IAS 1 Revised may have on the Company’s financial condition or results of operations.

33	Financial risk management

1) Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department that identifies, evaluates and hedges financial risks in cooperation with Ternium’s subsidiaries. The Company has written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

1.1) Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze its potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the company of carrying out its hedging policy.

Ternium has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

We estimate that if the Argentine peso, Mexican peso and Venezuelan bolivar had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 30 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Group to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Group to a variation in its fair value. The Group’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Group’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Our nominal weighted average interest rate for our debt instruments was 6.15% and 6.82% for 2007 and 2006, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2007 and 2006, respectively.

Ternium’s total variable interest rate debt amounted to USD 3.890 million (95% of total borrowings) for the year ended December 31, 2007 and USD 899 million (85 % of total borrowings) for the year ended December 31, 2006.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2007, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2007 would have been USD 29.8 million lower.

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies, including entering into long-term supply agreements and/or fixing commodity prices for limited periods of time. For further information on long-term commitments, see note 27(iii).

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain impaired assets.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

1.2) Credit risk (continued)

As of December 31, 2007, the total of trade receivables is of USD 847.8 million. These trade receivables have guarantees under letter of credit and other bank guarantees of USD 62.6 million, credit insurance of USD 327.9 million and other guarantees of USD 58.2 million.

As of December 31, 2007, trade receivables of USD 768.2 million were fully performing.

As of December 31, 2007, trade receivables of USD 79.6 million were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. These trade receivables as of December 31, 2007, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 27.0 million as of December 31, 2007. This allowance for doubtful accounts and the existing guarantees are sufficient to cover overdue trade receivables.

The carrying amounts of the group’s trade and other receivables as of December 31, 2007, are denominated in the following currencies:

Currency	USD million
US dollar (USD)	686.0
EU euro (EUR)	25.4
Argentine peso (ARS)	30.5
Mexican peso (MXN)	680.7
Venezuelan bolívar (VEB)	95.3
Other currencies	6.0

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. The company also has committed credit facilities to support its ability to close out market positions if needed.

Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
(USD million)	2008	2009	2010	2011	2012	Thereafter	As of December 31, 2007
Borrowings	407.4	371.2	320.4	1,732.8	1,210.5	42.6	4,084.9
Interests to be accrued	229.4	208.3	176.3	146.2	101.7	6.8	868.7

Total	636.8	579.5	496.7	1,879.0	1,312.2	49.4	4,953.6

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.39 and 0.16 as of December 31, 2007 and 2006, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 25.

3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

34	Post balance sheet events

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 726 million on a cash-free and debt-free basis, subject to working capital and other adjustments. Ternium intends to use the proceeds of the sale to prepay financial debt.

Ternium sold the assets after determining that they were not a strategic fit with its production system. The Company continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

Roberto Philipps

Chief Financial Officer

Audited Annual Accounts

as at December 31, 2007

Ternium S.A.

Société Anonyme

46a, Avenue John F. Kennedy, 2nd floor L-1855 Luxembourg R.C.S. Luxembourg B-98-668

Management Report

The board of directors of Ternium S.A. (the “Company”) submits the annual accounts for the fiscal year ended December 31, 2007 in accordance with article 20 of the Company’s articles of association and Luxembourg applicable laws and regulations.

The Company

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On January 11, 2006, the Company announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission related to its proposed initial public offering of 24,844,720 American Depositary Shares (“ADSs”), each representing ten shares of common stock.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.

On April 29, 2007, the Company entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which the Company obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement with Grupo Imsa mentioned before, the Company, through Ternium Internacional España S.L.U. (a wholly owned subsidiary of Terrnium Internacional), made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, the Company indirectly acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, the Company, through Ternium Internacional España S.L.U., now owns all of Grupo Imsa’s issued and outstanding share capital.

The transactions were financed primarily through the incurrence of debt as follows:

•

The Company made several borrowings in an aggregate principal amount of USD 125 million under a loan facility with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer.

•

Ternium’s affiliated company Hylsa made several borrowings in an aggregate principal amount of 3,485 million under a loan facility with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

On December 19, 2007, the Company, through its subsidiary Imsa Acero S.A. de C.V., entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for the sale of IMSA’s interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Following consummation of the sale, the Company will continue to own Steelscape’s Shreveport plant.

On February 1, 2008, the Company completed this sale for a total consideration of USD 726.0 million on a cash-free and debt-free basis, subject to working capital and other adjustments. The Company intends to use the proceeds of the sale to prepay financial debt.

Management Report (Contd.)

The Company, through its subsidiaries, sold the assets after determining that they were not a strategic fit with its production system. The Company continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

Following the positive business environment and its sound financial position, as of 31 December, 2007 Tranche B of the Ternium Credit Facility related with Grupo Hylsa Acquisition has been fully repaid.

On January 28, 2008, the Company prepaid all of its outstanding obligations with Calyon New York Branch, aumonting to approximately USD 129.1 million, related with Grupo Imsa Acquisition.

Results for the year

Profit for the year ended December 31, 2007 totaled USD 732.0 million.

Income for the year 2007 totaled USD 771.5 million:

a)	Dividends obtained by the Company totaled USD 522.2 million, from its investments in Consorcio Siderurgia Amazonia Ltd (USD 277.5 million), Inversiones Siderúrgicas S.A. (USD 79.9 million), III Industrial Investments Inc. (USD 126.2 million), Siderar S.AI.C. (USD 30.7 million) Fasnet International S.A. (USD 7.8 million).

b)	Interest earnings from convertible loans entered into with a subsidiary company USD 50.4 million.

c)	Interest earnings from financial investments amounted to USD 8.9 million.

d)	Gains from sale of shares in affiliated undertakings totaled USD 190.0 million.

Charges for the year 2007 totaled USD 39.5 million, principally due to:

a)	Interest expenses totaled USD 17.5 million, as a result of the amounts owed to: (i) affiliated companies in connection with the acquisitions of investments (USD 8.7 million) and (ii) financial institutions involved in the acquisition of Hylsamex SA de CV and its subsidiaries (USD 5.3 million) and Grupo Imsa (USD 3.5 million).

b)	Administration and general expenses totaled USD 10.9 million, amortization of formation expenses USD 4.8 million and taxes USD 6.0 million.

As of December 31, 2007, the Company had investments in affiliated companies for USD 4.991 million.

Detailed below are modifications of investments in affiliated companies (not including dividends received):

•	On May 3, 2007, the Company made a cash contribution of USD 1,793,658 to Alvory, a wholly owned subsidiary company.

•

On May 24, 2007, the Company acquired from the wholly owned subsidiary Industrial Investments Inc. (“I.I.I. BVI.”) one share of Fasnet International S.A. (“Fasnet”), a holding company whose main asset was an ownership interest in I.I.I. BVI. Purchase price for this acquisition totaled USD 187,740 through this acquisition the Company reached a 100% equity interest in Fasnet. As of that date, Fasnet transferred to the Company its entire investment in I.I.I. BVI. by means of a capital reduction of USD 19,179,200.

•	On June 27, 2007, the Company made a cash contribution of USD 3,000,000 to Ternium Treasury Services S.A., a wholly owned subsidiary company.

•

On June 1, 2007, the Company and Ternium Internacional S.A. (a wholly owned subsidiary company) entered into the I.I.I. BVI. Acquisition Agreement. On the terms and subject to the conditions of this Agreement, on June 6, 2007, Ternium Internacional S.A. (“Ternium Internacional”) acquired from the Company 50,000 shares of I.I.I. BVI. representing 100% of the issued and outstanding share capital of this company. In accordance with the Agreement, the purchase price (amounting to USD 1,700,000,000)would be paid as follows: (i) USD 150,000,000 in cash; and (ii) USD 1,550,000,000 through a convertible loan.

Management Report (Contd.)

•

On December 6, 2007, the convertible loan has been converted into shares of Ternium Internacional (excluding interest accrued at that day for USD 50,374,979). On June 6, 2007, the Company made a cash contribution of USD 150,000,000 to Ternium Internacional. This contribution was used to cancel the cash portion of the purchase price agreed for the acquisition of I.I.I. BVI. as described above

•

On August 17, 2007, Inversiones Siderúrgicas S.A. (wholly owned subsidiary of the Company) transferred to the Company its investments in Amazonia and Ylopa – Servicos de Consultadoria. As a result of the transactions mentioned above, the Company increased its ownership in Amazonia and Ylopa up to 85.62% and 88.89%, respectively. Afterwards, the Company decided the reduction of Inversiones Siderúrgicas S.A ´s capital to USD 800 and sold it for an aggregate purchase price of USD 982.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2007 consist of:

Company	Country	% of beneficial ownership	Book value at 12.31.2006 USD	Net Additions/ (Decreases) USD	Book value at 12.31.2007 USD
I.I.I. Industrial Investments Inc. (See Note 2)	British Virgin Islands	—	1,490,636,610	(1,490,636,610)	—

Consorcio Siderurgia Amazonia Ltd. (See Note 2)	Cayman Islands	85.62%	1,120,262,694	544,378,049	1,664,640,743

Ternium Treasury Services S.A. (See Note 2 )	Uruguay	100%	—	3,000,000	3,000,000

Inversiones Siderúrgicas S.A. (See Note 2)	Panama	—	561,050,327	(561,050,327)	—

Siderar S.A.I.C. (See Note 2)	Argentina	60.93%	1,475,154,500	—	1,475,154,500

Ternium Internacional Uruguay S.A. (See Note 2)	Uruguay	100%	120,000,000	1,700,000,000	1,820,000,000

Ylopa – Serviços de Consultadoria Lda. (See Note 2)	Portugal	88.89%	7,378,665	16,672,277	24,050,942

Fasnet International S.A. (See Note 2)	Panama	100%	19,189,200	(19,179,200)	10,000

Alvory S.A. (See Note 2)	Uruguay	100%	2,354,000	1,793,658	4,147,658

Shares in affiliated undertakings			4,796,025,996	194,977,847	4,991,003,843

Roberto Philipps

Chief Financial Officer

Independent auditor’s report

To the Shareholders of

Ternium S.A.

Report on the financial statements

We have audited the accompanying financial statements of Ternium S.A., which comprise the balance sheet as at December 31, 2007, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the financial statements

The Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the “Institut des Réviseurs d’Entreprises”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements give a true and fair view of the financial position of Ternium S.A. as of December 31, 2007 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of financial statements.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is in accordance with the financial statements.

PricewaterhouseCoopers S.à r.l.	Luxembourg, February 26, 2008
Réviseur d’entreprises
Represented by

Mervyn R. Martins

Balance sheets as at December 31, 2007 and 2006

(expressed in United States Dollars)

	Notes	12/31/2007 USD	12/31/2006 USD
ASSETS
Formation expenses	4	14,858,687	18,635,656

		14,858,687	18,635,656
Fixed assets
Financial assets	5
- Shares in affiliated undertakings		4,991,003,843	4,796,025,996
- Loans to affiliated undertakings		32,583,576	—

		5,023,587,419	4,796,025,996
Current assets
Debtors
- Receivables owed by affiliated undertakings	6	1,500,849	—
- Other receivables		21,663	8,405

		1,522,512	8,405
Cash at banks, cash in hand and cash equivalents	7
- with affiliated undertakings		337,876,480	—
- with third parties		31,707,391	66,763,655

		369,583,871	66,763,655
Total assets		5,409,552,489	4,881,433,712

The accompanying notes are an integral part of these annual accounts.

Balance sheets as at December 31, 2007 and 2006 (Contd.)

(expressed in United States Dollars)

	Notes	12/31/2007 USD	12/31/2006 USD
LIABILITIES
Shareholders’ equity	8
- Share capital		2,004,743,442	2,004,743,442
- Legal reserve	10	200,474,346	200,474,346
- Distributable reserves		301,911,637	402,148,809
- Non distributable reserves		1,414,121,505	1,414,121,505
- Retained earnings		499,842,576	107,612,101
- Profit for the year		731,983,510	392,230,475

		5,153,077,016	4,521,330,678
Provisions
- Tax provision	13	5,814,588	4,758,926

		5,814,588	4,758,926
Creditors
- Amounts owed to affiliated undertakings becoming due and payable after more than one year	11	117,245,291	117,245,291
becoming due and payable within one year	11	2,889,945	3,763,818
- Amounts owed to credit institutions Becoming due and payable after more than one year	12	111,111,111	181,188,895
becoming due and payable within one year	12	17,407,495	51,835,596
Other creditors
- becoming due and payable within one year		2,007,043	1,310,508

		250,660,885	355,344,108
Total liabilities		5,409,552,489	4,881,433,712

The accompanying notes are an integral part of these annual accounts.

Profit and loss accounts for the years ended

December 31, 2007 and 2006

(expressed in United States Dollars)

	Note	12/31/2007 USD	12/31/2006 USD
CHARGES
Amortization of formation expenses	4	4,808,219	4,659,163
Administrative and general expenses	14	10,919,853	8,709,577
Interest expense	15	17,458,077	40,233,956
Realized loss on exchange		296,171	30,120
Taxes (Other than income taxes)	13	5,986,682	4,640,297
Profit for the year		731,983,510	392,230,475
Total charges		771,452,512	450,503,588

INCOME
Realized gain from sale of shares in affiliated undertakings	2	189,986,450	—
Interest income	15	59,260,209	10,561,099
Dividends income	16	522,205,853	439,942,489
Total income		771,452,512	450,503,588

The accompanying notes are an integral part of these annual accounts.

Notes to the accounts

Note 1 - Business of the Company

Ternium S.A. (the “Company” or “Ternium”) was incorporated on December 22, 2003 as a Luxembourg société anonyme holding under the law of August 10, 1915 relating to commercial companies and the law of July 31, 1929 relating to holding companies for an unlimited period.

The registered office of the Company is established in Luxembourg. The Company’s financial year starts on January 1 and ends on December 31 of each year.

Ternium´s ADS began trading on the New York Exchange under the symbol “TX” on February 1, 2006.

The Company’s objective is to invest in companies that manufacture, process and distribute flat and long steel products, providing raw materials for several industrial activities.

The Company also prepares consolidated financial statements, which are published according to the provisions of the law and that are available at the registered office of the Company, 46a, Avenue John F. Kennedy - 2nd floor, L-1855, Luxembourg.

Note 2 - Acquisition of business

On March 28, 2006, the Company acquired from its affiliated company Hylsamex S.A. de C.V. (“Hylsamex”) 3,500,000 shares of Consorcio Siderurgia Amazonia Ltd (“Amazonia”) and 12,831,079 shares of Hylsa Latin L.L.C. (“Hylsa Latin”). Hylsa Latin was a holding company whose main asset was an ownership interest in Amazonia. As of that date, the Company acquired from its affiliated company Hylsa S.A. de C.V. (“Hylsa”) 210,089,045 additional shares of Hylsa Latin, thus reaching a 100% equity interest in that company.

On September 29, 2006, the Company made a cash contribution of USD 2,354,000 to Alvory S.A. (“Alvory”), a wholly owned subsidiary of the Company. The above mentioned contribution was used to purchase a 50% equity interest in Lomond Holdings B.V. from Tenaris S.A., a related entity under the common control of Ternium´s majority shareholders. Purchase price for this acquisition totaled USD 2,254,000.

On October 31, 2006, Hylsa Latin transferred to the Company its entire investment in Amazonia. Afterwards, the Company commenced the cancellation process of Hylsa Latin, which was completed in January, 2007.

As a result of the transactions mentioned above, at the end of the year 2006, the Company increased its ownership in Amazonia Ltd. up to 60.63%.

On December 28, 2006, the Company acquired from CVRD International S.A. 16,860,000 shares representing a 4.85% equity interest in Siderar S.A.I.C. (a subsidiary company), for an aggregate purchase price of USD 107,500,000. Upon consummation of this transaction, the Company increased its ownership in Siderar S.A.I.C. (“Siderar”) to 211,701,012 shares or 60.93% of its share capital.

On April 29, 2007, the Company entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which the Company, through its subsidiaries, obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement with Grupo Imsa mentioned before, the Company, through Ternium Internacional España S.L.U. (a wholly owned subsidiary of Terrnium Internacional), made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, the Company indirectly acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of Grupo Imsa.

Note 2 - Acquisition of business (Contd.)

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, the Company, through Ternium Internacional España S.L.U., now owns all of Grupo Imsa’s issued and outstanding share capital.

The transactions were financed primarily through the incurrence of debt as follows:

•

The Company made several borrowings in an aggregate principal amount of USD 125 million under a loan facility with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium S.A.’s loans under the Ternium Facility will be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. See Note 12.

•

Ternium’s affiliated company Hylsa made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

Grupo Imsa assumed on August 3, 2007 certain of Hylsa’s loans under the Hylsa Facility, as well as a portion of Hylsa’s remaining unused commitments. Following the assumption date:

•	Hylsa’s debt under the Hylsa Facility amounted to USD 2,070 million in principal amount, and Grupo Imsa’s debt under that facility amounted to USD 1,415 million in principal amount; and

•	Grupo Imsa’s unused commitment under the facility amounted to USD 140 million.

The loans of each of Hylsa and Grupo Imsa are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

On May 3, 2007, the Company made a cash contribution of USD 1,793,658 to Alvory, a wholly owned subsidiary company.

On May 24, 2007, the Company acquired from the wholly owned subsidiary Industrial Investments Inc. (“I.I.I. BVI.”) one share of Fasnet International S.A. (“Fasnet”), a holding company whose main asset was an ownership interest in I.I.I. BVI. Purchase price for this acquisition totaled USD 187,740 through this acquisition the Company reached a 100% equity interest in Fasnet. As of that date, Fasnet transferred to the Company its entire investment in I.I.I. BVI. by means of a capital reduction of USD 19,179,200.

Afterwards, on June 1, 2007, the Company and Ternium Internacional S.A. (a wholly owned subsidiary company) entered into the I.I.I. BVI. Acquisition Agreement. On the terms and subject to the conditions of this Agreement, on June 6, 2007, Ternium Internacional S.A. (“Ternium Internacional”) acquired from the Company 50,000 shares of I.I.I. BVI. representing 100% of the issued and outstanding share capital of this company. In accordance with the Agreement, the purchase price (amounting to USD 1,700,000,000) would be paid as follows: (i) USD 150,000,000 in cash; and (ii) USD 1,550,000,000 through a convertible loan. On December 6, 2007, the convertible loan has been converted into shares of Ternium Internacional (excluding interest accrued at that day for USD 50,374,979).

On June 6, 2007, the Company made a cash contribution of USD 150,000,000 to Ternium Internacional. This contribution was used to cancel the cash portion of the purchase price agreed for the acquisition of I.I.I. BVI. as described above.

Notes to the Accounts (Contd.)

Note 2 - Acquisition of business (Contd.)

On June 27, 2007, the Company made a cash contribution of USD 3,000,000 to Ternium Treasury Services S.A. (“T.T.S.”), a newly incorporated company whose main activity is the rendering of financial services to Ternium and its subsidiaries as well as the centralization of the Company´s cash management functions.

Inversiones Siderúrgicas S.A. (wholly owned subsidiary of the Company) is a holding company, whose main assets were ownership interests in Ylopa – Servicos de Consultadoria (“Ylopa”) and Amazonia. On August 17, 2007, Inversiones Siderúrgicas S.A. transferred to the Company its entire interest in these investments. As a result of the transactions mentioned above, the Company increased its ownership in Amazonia and Ylopa up to 85.62% and 88.89%, respectively. On October 10, the Company, as the sole shareholder of Inversiones Siderúrgicas S.A., decided the reduction of its capital to USD 800. On November 22, 2007, the Company sold Inversiones Siderúrgicas S.A. to Techint Financial Corporation N.V. for an aggregate purchase price of USD 982.

Note 3 - Summary of significant accounting policies

3.1	Basis of preparation

The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements and accounting standards on a basis consistent to that used in the previous year.

3.2	Foreign currency translation

Financial assets, current and non-current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction. Only realized exchange gains and losses and unrealized losses are accounted for in the profit and loss accounts.

3.3	Formation expenses

IPO expenses are amortized on a straight-line method over a period of 5 years.

Capitalized debt issue costs are amortized over the life of the respective debt.

3.4	Financial assets

Shares in affiliated undertakings are stated at cost.

Loans to affiliated undertakings are stated at nominal value plus accrued interest at year end.

Notes to the Accounts (Contd.)

In case of other than temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist. At December 31, 2007 and 2006, no impairment provisions were recorded.

3.5	Financial debt

Financial liabilities are stated at nominal value plus accrued interest at year end.

3.6	Receivables and payables

Receivables and payables are valued at their nominal value.

Notes to the Accounts (Contd.)

Note 4 - Formation expenses

	December 31, 2007	December 31, 2006
	USD	USD
Gross amount
- at the beginning of the year	23,296,227	5,457,657

- additions of IPO expenses (i)	—	17,838,570
- additions of debt issue costs (ii)	1,031,250	—

- at the end of the year	24,327,477	23,296,227

Amortization
- at the beginning of the year	4,660,571	1,408

- charge for the year - IPO expenses	4,658,914	4,659,163
- charge for the year - debt issue costs	149,305	—

Total charge for the year	4,808,219	4,659,163

- at the end of the year	9,468,790	4,660,571

Net book value at the end of the year	14,858,687	18,635,656

(i)	Expenses incurred in connection with the Initial Public Offering are being amortized on a straight-line basis over a period of 5 years beginning at the closing date of such process.
(ii)	Expenses incurred in connection with a financial debt are being amortized over the life of the respective debt.

Notes to the Accounts (Contd.)

Note 5 - Financial assets

- Shares in affiliated undertakings

Ternium’s investments in affiliated undertakings at December 31, 2007 were as follows:

Company	Country	% of beneficial ownership	Book value at 12.31.2006 USD	Net Additions/ (Decreases) USD	Book value at 12.31.2007 USD
I.I.I. Industrial Investments Inc. (See Note 2)	British Virgin Islands	—	1,490,636,610	(1,490,636,610)	—
Consorcio Siderurgia Amazonia Ltd. (See Note 2)	Cayman Islands	85.62%	1,120,262,694	544,378,049	1,664,640,743
Ternium Treasury Services S.A. (See Note 2 )	Uruguay	100%	—	3,000,000	3,000,000
Inversiones Siderúrgicas S.A. (See Note 2)	Panama	—	561,050,327	(561,050,327)	—
Siderar S.A.I.C. (See Note 2)	Argentina	60.93%	1,475,154,500	—	1,475,154,500
Ternium Internacional Uruguay S.A. (See Note 2)	Uruguay	100%	120,000,000	1,700,000,000	1,820,000,000
Ylopa – Serviços de Consultadoria Lda. (See Note 2)	Portugal	88.89%	7,378,665	16,672,277	24,050,942
Fasnet International S.A. (See Note 2)	Panama	100%	19,189,200	(19,179,200)	10,000
Alvory S.A. (See Note 2)	Uruguay	100%	2,354,000	1,793,658	4,147,658

Shares in affiliated undertakings			4,796,025,996	194,977,847	4,991,003,843

– Loans to affiliated undertakings

	December 31, 2007 USD	December 31, 2006 USD
Ternium Treasury Services B.V.	32,583,576	—

On November 23, 2007, the Company granted a loan to Ternium Treasury Services B.V. (a wholly owned subsidiary of T.T.S.) for a total amount of Eur 22,000,000 due in one year. This loan accrues interest at an annual rate of LIBO in Euros for six month.

Notes to the Accounts (Contd.)

Note 6 – Receivables owed by affiliated undertakings

	December 31, 2007 USD	December 31, 2006 USD
Ternium Internacional España S.L.U. (1)	1,500,849	—

(1)	Corresponds to fees paid by the Company on behalf of Ternium Internacional España S.L.U. in connection with the acquisition of Grupo Imsa.

Note 7 – Cash at banks, cash in hand and cash equivalents

	December 31, 2007 USD	December 31, 2006 USD
- with affiliated undertakings(See Note 2)
T.T.S. – Time deposits denominated in USD	337,876,480	—

	337,876,480	—

- with third parties
Citifunds – Time deposits denominated in USD	31,337,671	5,206,666
Citibank, New York – DDA account denominated in USD	222,414	65,989
Citibank, London – DDA account denominated in USD	91,236	84,606
Citibank, London – DDA account denominated in Euros	45,936	55,972
Investments in securities in USD	8,250	61,332,811
Lehman Brother – DDA account denominated in USD	—	16,731
Petty Cash	1,884	880

	31,707,391	66,763,655

Total cash at banks, cash in hand and cash equivalents	369,583,871	66,763,655

Notes to the Accounts (Contd.)

Note 8 – Shareholders’ equity

	Share Capital	Legal Reserve	Distrib. Reserves	Non-distrib. Reserves	Retained earnings	Result for the year	Shareholders’ Equity
	USD
Balance at the beginning of the year	2,004,743,442	200,474,346	402,148,809	1,414,121,505	107,612,101	392,230,475	4,521,330,678
Allocation of previous year results (1)	—	—	—	—	392,230,475	(392,230,475)	—
Payment of dividends (1) (See Note 9)	—	—	(100,237,172)	—	—	—	(100,237,172)
Profit for the year	—	—	—	—	—	731,983,510	731,983,510

Balance at the end of the year	2,004,743,442	200,474,346	301,911,637	1,414,121,505	499,842,576	731,983,510	5,153,077,016

(1)	As approved by the Annual General Meeting of Shareholders held on June 6, 2007.

The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2007 was 2,004,743,442 shares with a par value of USD 1 per share.

Notes to the Accounts (Contd.)

Note 9 – Distributions of dividends

During the Annual General Shareholders’ meeting held on June 6, 2007, the shareholders approved a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2007.

Note 10 – Restrictions on the distribution of profits

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2007, this reserve reached the above-mentioned threshold. The legal reserve is not available for distribution to shareholders.

Note 11 – Amounts owed to affiliated undertakings

	December 31, 2007 USD	December 31, 2006 USD
Non Current
Hylsamex (1)	117,245,291	14,059,444
Hylsa	—	103,185,847

Total Non Current	117,245,291	117,245,291

Current
Siderar	680,075	1,486,654
Hylsamex (1)	2,209,870	273,066
Hylsa	—	2,004,098

Total Current	2,889,945	3,763,818

(1)	During the year ended December 31, 2007, Hylsamex acquired from Hylsa the credit previously held by that company against Ternium. This loan accrues interest at an annual rate of LIBO plus 200 basic points.

Note 12 – Amounts owed to credit institutions

	December 31, 2007 USD	December 31, 2006 USD
Financial Debt
Non Current	111,111,111	181,188,895
Current	17,407,495	51,835,596

As of December 31, 2007, the entire outstanding debt corresponds to a financial loan granted by a syndicate of banks lead by Calyon New York Branch.

Following the positive business environment and its sound financial position, as of 31 December, 2007 Tranche B of the Ternium Credit Facility related with Grupo Hylsa Acquisition has been fully repaid.

On January 28, 2008, the Company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million, related with Grupo Imsa Acquisition.

Note 13 – Taxes

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006. The company recorded USD 0.2 million in this connection during the year ended December 31, 2007.

Notes to the Accounts (Contd.)

Note 13 – Taxes (Contd.)

The Company is also subject to personal assets tax in Argentina for the holding of stock in its subsidiary Siderar. Accordingly, the Company recognized a provision amounting to USD 5.8 million as of December 31, 2007 for that concept.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

Note 14 – Administrative and general expenses

	December 31, 2007 USD	December 31, 2006 USD
Services and fees	9,095,789	7,934,181
Other expenses	1,824,064	775,396

Total	10,919,853	8,709,577

Note 15 – Interest expenses/income

Interest expense for the year ended December 31, 2007, totaled USD 17.5 million, as a result of the amounts owed to: (i) affiliated companies in connection with the acquisitions of investments (USD 8.7 million) and (ii) financial institutions involved in the acquisition of Hylsamex SA de CV and its subsidiaries (USD 5.3 million) and Grupo Imsa (USD 3.5 million).

Interest income totaled USD 59.3 million as a result of the convertible loan entered into with Ternium Internacional (USD 50.4 million), financial investments held with T.T.S.(USD 6.0 million) and other financial investments in securities as mentioned in Note 7 (USD 2.9 million).

Note 16 – Dividends income

	December 31, 2007 USD	December 31, 2006 USD
Consorcio Siderurgia Amazonia Ltd. (Cayman Island)	277,464,108	232,935,424

Industrial Investments Inc. BVI. (British Virgin Islands)	126,230,000	—

Inversiones Siderúrgicas S.A. (Panama)	79,946,642	113,280,040

Siderar S.A.I.C. (Argentina)	30,744,103	22,650,268

Fasnet Internacional S.A.(Panama)	7,821,000	—

Notes to the Accounts (Contd.)

Ylopa – Serviços de Consultadoria Lda. (Madeira – Free Zone)	—	24,255,389
Ternium Internacional Uruguay S.A. (Uruguay)	—	5,000,000
Hylsa Latin L.L.C. (USA)	—	41,821,368

Total	522,205,853	439,942,489

Note 17 – Parent Company

The Company is controlled by San.Faustín, which at December 31, 2007 indirectly owned 70.52% of Ternium´s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.

Note 18 – Other significant transaction

On December 19, 2007, the Company, through its subsidiary Imsa Acero S.A. de C.V., entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for the sale of IMSA’s interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Following consummation of the sale, the Company will continue to own Steelscape’s Shreveport plant.

On February 1, 2008, the Company completed this sale for a total consideration of USD 726.0 million on a cash-free and debt-free basis, subject to working capital and other adjustments. The Company intends to use the proceeds of the sale to prepay financial debt.

The Company, through its subsidiaries, sold the assets after determining that they were not a strategic fit with its production system. The Company continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

					Please mark your vote as indicated in this example		☒

Resolutions:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1.  Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2007.

	☐	☐	☐	4. Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2007.	☐	☐	☐
				5. Election of the Board of Director's members.	☐	☐	☐

2.  Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2007.

	☐	☐	☐	6. Authorization to the Board of Directors to delegate the day-to-day management of the Company's business to one or more of its members.	☐	☐	☐
				7. Authorization to the Board of Directors to appoint one or more of its members as the Company's attorney-in-fact.	☐	☐	☐
3. Allocation of results and approval of dividend payment.	☐	☐	☐	8. Board of Director's compensation.	☐	☐	☐
				9. Appointment of the independent auditors and approval of their fees.	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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TERNIUM S.A.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. NY Time on May 30, 2008)

The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 29, 2008, at the Annual General Shareholders’ Meeting of the Company to be held on June 4, 2008, at 2:30 p.m. (Central European Time) at 46A, Avenue John F. Kennedy L-1855 Luxembourg, and at any adjournment or postponement thereof, as specified on the reverse side. If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.

NOTES:

1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)	TERNIUM S.A. PROXY PROCESSING PO BOX 3549 SHACKENSACK NJ 07606-9249

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